The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-165739

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION, DATED OCTOBER 27, 2010

(To Prospectus dated March 26, 2010)

800,000 Shares

   % Convertible Perpetual Preferred Stock

We are offering 800,000 shares of     % convertible perpetual preferred stock (the “convertible preferred stock”). The annual dividend on each share of convertible preferred stock is $   and is payable, when, as and if declared by our board of directors, quarterly in cash, common stock or a combination thereof at our election, in arrears, on each March 15, June 15, September 15 and December 15, commencing on March 15, 2011. Each share of convertible preferred stock has a liquidation preference of $250.00 per share and is convertible, at the holder’s option at any time, initially into    shares of our common stock (equal to an initial conversion price of approximately $     per share), subject in each case to specified adjustments as set forth in this prospectus supplement. The convertible preferred stock is not convertible by us. If a fundamental change occurs, we may be required to pay a make-whole premium on convertible preferred stock converted in connection therewith, as described in this prospectus supplement. On or after December 15, 2013, we may at our option cause all outstanding shares of the convertible preferred stock to be automatically converted into that number of shares of common stock for each share of convertible preferred stock equal to the then-prevailing conversion rate if the Daily VWAP of our common stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days.

Our convertible preferred stock is not listed on a public exchange and no public market exists for our convertible preferred stock. Our common stock is traded on The NASDAQ Capital Market (the “NASDAQ”) and on the London Exchange Alternative Investment Market (the “AIM”) under the symbol “EXXI.” On October 26, 2010, the last sale price of our common stock as reported on the NASDAQ was $22.98 per share.

Concurrently with this offering, we are offering 9,500,000 shares of our common stock (10,925,000 shares if the underwriters exercise their over-allotment option in full). The common stock will be offered pursuant to a separate prospectus supplement. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our common stock. This offering is not conditioned upon the closing of the concurrent offering of the common stock, and there is no assurance that such offering will be completed or, if completed, that it will be completed for the amount or on the terms contemplated.

Investing in our securities involves risk. You should carefully consider each of the factors described under “Risk Factors” beginning on page S-13 of this prospectus supplement and page 7 of the accompanying prospectus, as well as the documents we have filed with the Securities and Exchange Commission that are incorporated by reference herein for more information, before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Energy XXI (Bermuda) Limited	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 120,000 shares of our convertible preferred stock from us on the same terms and conditions set forth above if the underwriters sell more than 800,000 shares in this offering.

The underwriters expect to deliver the shares on or about       , 2010.

Joint Book-Running Managers

UBS Investment Bank	BNP PARIBAS	RBS

Lead Manager

Dahlman Rose & Company

Co-Manager

Capital One Southcoast

The date of this prospectus supplement is October   , 2010.

About This Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which may not apply to this offering. If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus or any free writing prospectus prepared by or on behalf of Energy XXI (Bermuda) Limited. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the prospectus is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospects may have changed since such date.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

S-i

Prospectus Supplement

Prospectus

S-ii

Where you can find more information

The Securities and Exchange Commission (“SEC”) allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below, which are filed with the SEC by us, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8-K or other applicable SEC rules) rather than filed:

➢	Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010 filed with the SEC on September 8, 2010;
➢	Current Reports on Form 8-K/A as filed with the SEC on December 1, 2009 and on Form 8-K as filed with the SEC on October 4, 2010, October 7, 2010, October 15, 2010, October 18, 2010 and October 21, 2010; and
➢	the description of common stock in the Registration Statement on Form 8-A as filed with the SEC on July 30, 2007 (File No. 001-33628) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and will be a part of this prospectus supplement and the accompanying prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus supplement and the accompanying prospectus, except as modified or superseded.

You may review these filings, at no cost, over the Internet at our website at http://www.energyxxi.com, or request a copy of these filings by writing or calling us at the following address.

Bo Boyd
Vice President of Law
1021 Main, Suite 2626
Houston, Texas 77002

S-iii

Cautionary statement regarding forward-looking statements

All statements included or incorporated by reference in this prospectus supplement, other than statements of historical fact, are forward-looking statements. Such statements include, without limitation, all statements as to the production of oil and gas, product prices, oil and gas reserves, drilling and completion results, capital expenditures and other such matters. These statements relate to events and/or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements or the industry in which we operate to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under the section entitled” Risk Factors” and those described elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein.

In some cases you can identify forward-looking statements by our use of terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “predicts,” “potential” or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Factors that could affect our actual results and could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the following:

➢	our business strategy;
➢	our financial position;
➢	the extent to which we are leveraged;
➢	our cash flow and liquidity;
➢	declines in the prices we receive for our oil and gas affecting our operating results and cash flows;
➢	economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;
➢	uncertainties in estimating our oil and gas reserves;
➢	replacing our oil and gas reserves;
➢	uncertainties in exploring for and producing oil and gas;
➢	our inability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;
➢	our ability to make acquisitions and to integrate such acquisitions;
➢	availability of drilling and production equipment and field service providers;
➢	disruption of operations and damages due to hurricanes or tropical storms;
➢	availability, cost and adequacy of insurance coverage;
➢	competition in the oil and gas industry;
➢	our inability to retain and attract key personnel;
➢	the effects of government regulation and permitting and other legal requirements;
➢	potential costs associated with maintaining compliance with those regulations promulgated by the Bureau of Ocean Energy Management; and
➢	other factors discussed under “Risk Factors.”

S-iv

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement, page 7 of the accompanying prospectus and in Item 1A. “Risk Factors” in our annual report on Form 10-K for the year ended June 30, 2010. Except as required by securities laws applicable to the documents incorporated by reference, we do not intend to update these forward-looking statements and information.

S-v

Summary

This summary highlights information included or incorporated by reference in this prospectus supplement. It does not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer herein for a more complete understanding of this offering.

References to “Energy XXI,” “the Company,” “we,” “us” and “our” refer to Energy XXI (Bermuda) Limited and its subsidiaries, unless the context otherwise requires. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares.

OVERVIEW

We are an independent oil and natural gas exploration and production company with operations focused in the U.S. Gulf Coast and the Gulf of Mexico. Our business strategy includes: (i) acquiring oil and gas properties; (ii) exploiting our core assets to enhance production and ultimate recovery of reserves; and (iii) utilizing a portion of our capital program to explore the ultra-deep shelf for potential quantities of oil and gas. As of June 30, 2010, our estimated net proved reserves were 75.6 million BOE, of which 63% was oil and 70% was proved developed.

Since the beginning of 2006, we have completed four major acquisitions for aggregate cash consideration of approximately $1.4 billion. In February 2006, we acquired Marlin Energy, L.L.C. (“Marlin”) for total cash consideration of approximately $448.4 million. In June 2006, we acquired Louisiana Gulf Coast producing properties from affiliates of Castex Energy, Inc. (“Castex”) for approximately $311.2 million in cash (the “Castex Acquisition”). In June 2007, we purchased certain Gulf of Mexico shelf properties (the “Pogo Properties”) from Pogo Producing Company (the “Pogo Acquisition”) for approximately $415.1 million. In November 2009, we acquired certain Gulf of Mexico shelf oil and natural gas interests from MitEnergy Upstream LLC (“MitEnergy”), a subsidiary of Mitsui & Co., Ltd. for total cash consideration of $276.2 million (the “Mit Acquisition”). Our core properties at June 30, 2010 were comprised of the following:

➢	Main Pass 61 Field. We have a 100% working interest in and operate the Main Pass 60, 61, 62 and 63 blocks, which had net production for the quarter ended June 30, 2010 of 7.5 MBOED and accounted for 30% of our net production. Net proved reserves for the field, which is our largest, were 89% oil.
➢	South Timbalier 21 Field. We have a 100% working interest in this field, which had net production of approximately 4.1 MBOED during the quarter ended June 30, 2010, and accounted for approximately 16% of our net production. Net proved reserves for the field, which is our second largest, were 76% oil.
➢	Viosca Knoll 1003 Field. We have a 33.3% working interest in the Viosca Knoll 1003 field. First production began in October 2009 and the field’s average net production for the quarter ended June 30, 2010 was 2.7 MBOED. Net proved reserves for the field were 51% oil.
➢	South Pass 49 Field. We have a 100% working interest in and operate the South Pass 49 field unit, which was shut-in from August 2008, when Hurricane Gustav damaged both the oil and gas sales pipelines, until production was restored in February 2010. Net field production for the quarter ended June 30, 2010 was 1.9 MBOED. Net proved reserves for the field were 51% oil.
➢	Main Pass 73/74 Field. We have a 100% working interest in and operate the Main Pass 73 field, which is in close proximity to the Main Pass 61 field. This field consists of Outer Continental Shelf (“OCS”) blocks Main Pass 72, 73 and 74. Average net production from this field for the quarter ended June 30, 2010 was approximately 1.1 MBOED. Net proved reserves for the field were 67% oil.

Our average daily production for the year ended June 30, 2010 was approximately 21.8 MBOE per day, of which approximately 67.4% was oil, while for quarter ended June 30, 2010 production was 25.3 MBOE per day, of which approximately 68.4% was oil. We operate or have an interest in 287 producing wells in 51 producing fields. All of our properties are primarily located on the Louisiana Gulf Coast and in the Gulf of Mexico, with approximately 84% of our proved reserves being offshore. This concentration facilitates our ability to manage the operated fields efficiently and our high number of wellbore locations provides diversification of our production and reserves. As of June 30, 2010, approximately 80% of our proved reserves were on properties we operate.

We intend to grow our reserve base through our drilling program and further strategic acquisitions of oil and natural gas properties. We believe the mature legacy fields on our acquired properties lend themselves well to our aggressive exploitation strategy. We have a seismic database covering approximately 3,900 square miles, primarily focused on our existing operations. We have identified approximately 100 drilling opportunities on our fields and are currently drilling three wells in our ultra-deep shelf program that could materially increase our reserve base should they prove successful. Our board of directors has approved an initial fiscal 2011 capital budget, excluding any potential acquisitions, but including abandonment costs, of approximately $250 million.

We actively manage price risk and hedge a high percentage of our proved developed producing reserves to enhance revenue certainty and predictability. In connection with our acquisitions, we enter into hedging arrangements to minimize commodity downside exposure. Assuming an average daily production rate of approximately 27 MBOE for the balance of fiscal year 2011, we are 65% hedged for the remainder of fiscal 2011 with an effective price of $54.10 per barrel oil equivalent. Assuming an average daily production rate of approximately 31 MBOE for fiscal year 2012, we are 30% hedged for fiscal 2012 with an effective price of $53.60 per barrel oil equivalent. We believe our disciplined risk management strategy provides substantial price protection so that our cash flow is largely driven by production results rather than commodity prices. This greater price certainty allows us to efficiently allocate our capital resources and minimize our operating cost.

BUSINESS STRATEGY

Acquire Producing Assets.  Our acquisition strategy focuses on mature, producing assets that have a high percentage of oil. We target properties in the Gulf of Mexico and onshore Gulf Coast, our core geographic area of expertise, with a goal of identifying properties with remaining low risk upside which we believe can be achieved through operational enhancements. Since our formation in 2005, we have completed four major acquisitions, for total consideration of $1.4 billion to acquire 80.5 MMBOE of net proved reserves. In connection with our acquisitions, we generally enter into hedging arrangements to protect a portion of the acquisition economics.

We regularly engage in discussions with potential sellers regarding acquisition opportunities. Such acquisition efforts may involve our participation in auction processes, as well as situations in which we believe we are the only party or one of a very limited number of potential buyers in negotiations with the potential seller. These acquisition efforts can involve assets that, if acquired, would have a material effect on our financial condition and results of operations. We finance acquisitions with a combination of funds from equity offerings, bank borrowings and cash generated from operations.

Exploit and Explore Core Properties.  We intend to focus our efforts on exploitation of acquired properties through production optimization, infill drilling, and extensive field studies of the primary reservoirs. Our goal is to exploit the properties that we acquire to achieve at least a 20% increase in present value of the properties after acquisition. We will consider increasing hedges as we increase production to help protect our investment.

Explore the Ultra-Deep Shelf.  Using a portion of our exploration budget, we explore for reserves on the ultra-deep shelf (depths in excess of 25,000 feet and water depths of less than 150 feet) of the Gulf of Mexico, with each target we believe has potential for significant reserves. Including Davy Jones and Blackbeard West, the McMoRan-operated partnership (in which we have various interests) has identified 15 sub-salt prospects in shallow water near existing infrastructure. The partnership’s near-term sub-salt-shelf drilling plans include the Blackbeard East and Lafitte exploratory wells and the delineation well at Davy Jones. We have participated in five wells to date with participations ranging from 14.1% to 20%. Of these wells, one is pending further evaluation and four are in process. We target to spend approximately 15% of our cash flow on these opportunities.

BUSINESS STRENGTHS

Oil Focus.  We believe we have an oil focus in both our reserves and production as compared to many of our peers. Given the current commodity price environment and resulting disparity between oil and natural gas prices on a barrel of oil equivalent basis, our high percentage of oil reserves compared to our overall reserve base has provided an economic advantage. Additionally, the production decline curve of oil is typically lower than a comparable natural gas decline curve, resulting in longer term production on current reserves. Our net proved reserves as of June 30, 2010 were approximately 63% oil.

Significant Technical Expertise.  We have assembled a technical staff with an average of over 25 years of industry experience. Our technical staff has specific expertise in developing our core properties. Additionally, members of our senior management team average over 28 years of operating experience in the Gulf of Mexico. We also own an extensive seismic database which is primarily focused on our core areas, covering approximately 3,900 square miles, which assists us in identifying attractive development and exploration drilling opportunities.

Operating Control.  As the operator of a property, we are afforded greater control of the optimization of production, the timing and amount of capital expenditures and the operating parameters and costs of our projects. As of June 30, 2010, approximately 80% of our proved reserves are on properties operated by us.

Geographically Focused Properties in the Gulf of Mexico.  We operate geographically focused producing reserves located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore that gives us the opportunity to minimize logistical costs and reduce staff. Our experience in the Gulf of Mexico has led us to focus our efforts in that particular region, where we are familiar with the fields, drilling and production trends. We believe our asset base is characterized by lower-risk mature properties which have significant well control and predictable production profiles.

RECENT DEVELOPMENTS

Exchange Agreements

On October 14, 2010 and October 18, 2010 we consummated exchange agreements with holders of an aggregate of 419,500 shares of our 7.25% Convertible Perpetual Preferred Stock (the “7.25% Preferred Stock”) whereby such holders received an aggregate of 4,012,704 shares of our common stock in exchange for such shares of 7.25% Preferred Stock.

Amendment to Revolving Credit Facility

On October 15, 2010, our wholly owned subsidiary, Energy XXI Gulf Coast, Inc. (“EGC”), and its lenders entered into an amendment to its revolving credit facility which modifies the facility to:

1)	Allow for the establishment of a Swing Line Loan Commitment in an amount initially set at $15 million which is carved out of the $350 million borrowing base. The amounts ultimately available under the Swing Line can be adjusted upward or downward under certain conditions.
2)	Allow for a total payment by EGC to us or our subsidiaries of up to $25 million for the purpose of paying premiums or other payments associated with inducing the early conversion of our 7.25% Preferred Stock.
3)	Allow for payments by EGC to us or our subsidiaries of up to $9 million in any calendar year, subject to certain terms and conditions, so that we may pay dividends on our outstanding preferred stock.

Exchange Offer

On October 21, 2010, we commenced an exchange offer for our outstanding 7.25% Preferred Stock. Pursuant to the exchange offer, we are offering to exchange for each share of all of 7.25% Preferred Stock validly tendered (and not validly withdrawn) and accepted by us: (i) by 5:00 p.m. New York City time, on November 4, 2010 (the “Early Tender Date”) (a) 8.77192 shares of common stock and (b) a cash payment of $19.00; and (2) after the Early Tender Date but prior to Midnight, New York City time, on November 18, 2010 (the “Expiration Date”), (a) 8.77192 shares of common stock and (b) a cash payment of $18.50. As of October 20, 2010, 680,500 shares of the 7.25% Preferred Stock were outstanding. In addition, holders will receive in respect of their shares of 7.25% Preferred Stock that are accepted for exchange, accrued and unpaid dividends up to, but not including, the settlement date of the exchange offer. The exchange offer is subject to the satisfaction of certain conditions. If the conditions to the exchange offer are satisfied, we expect to accept for exchange all of the shares of 7.25% Preferred Stock validly tendered.

This offering is not conditioned upon our completion of the exchange offer. If any condition to the exchange offer is not satisfied, we are not obligated to accept for exchange any shares of the 7.25% Preferred Stock tendered and may delay acceptance for exchange of any tendered shares, in each case subject to applicable law. We may also terminate, extend or amend the exchange offer and may postpone the acceptance for exchange of the shares. This prospectus supplement is not an offer to purchase the 7.25% Preferred Stock. The exchange offer is only made by and pursuant to the terms of the Offer to Exchange and the Letter of Transmittal furnished to the holders of the 7.25% Preferred Stock, as the same may be amended or supplemented.

Recent Financial and Operating Results

On October 25, 2010, we announced our financial results for our fiscal quarter ended September 30, 2010. For the quarter ended September 30, 2010, we generated earnings before interest, taxes, depreciation, depletion, amortization and impairment of approximately $75.7 million, compared with $51.3 million in the quarter ended September 30, 2009. For the quarter ended September 30, 2010, we reported a net loss available for common stockholders of approximately $(1.9 million), or $(0.04) per common share, on revenues of approximately $144.0 million and production of 25,900 BOE per day. For the quarter ended September 30, 2009, we reported a net loss of $(12.3 million), or $(0.42) per share, on revenues of $84.9 million and production of 15,500 BOE per day.

We define EBITDA as earnings (loss) available for common stockholders before interest, taxes, depreciation, depletion, amortization and impairment and preferred stock dividends. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents (in thousands) a reconciliation of our consolidated net income (loss) available for common stockholders to our consolidated EBITDA for the periods presented:

	Quarter Ended September 30, 2009	Quarter Ended September 30, 2010
Net income (loss) available for common stockholders	$(12,300)	$(1,861)
Income tax expense	9,247	19
Interest expense – net	18,976	21,470
Depreciation, depletion, amortization and impairment	35,351	54,077
Preferred stock dividends	—	1,994
EBITDA	$51,274	$75,699

Our independent registered public accounting firm has not completed its review of our financial information for the quarter ended September 30, 2010. As a result, the preliminary results for the quarter ended September 30, 2010 set forth above may be subject to change.

CONCURRENT COMMON STOCK OFFERING

We are offering in a concurrent offering (the “Common Stock Offering”) 9,500,000 shares of common stock (10,925,000 shares if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from the Common Stock Offering in the same manner as the net proceeds of this offering. See “Use of Proceeds.” The consummation of this offering of convertible preferred stock is not conditioned on the closing of the Common Stock Offering. We may elect not to complete the Common Stock Offering.

CORPORATE INFORMATION

Our principal executive offices are located at Canons Court, 22 Victoria Street, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Our United States subsidiaries’ principal offices are located at 1021 Main, Suite 2626, Houston, Texas 77002, and our telephone number is (713) 351-3000.

The offering

The following is a brief summary of some of the terms of this offering. As used in this section, the terms “we,” “us” or “our” refer to Energy XXI (Bermuda) Limited and not any of its subsidiaries. For a more complete description of our convertible preferred stock, see “Description of convertible preferred stock” in this prospectus supplement.

Securities Offered
800,000 shares of % convertible perpetual preferred stock; 920,000 shares if the underwriters exercise their option to purchase additional convertible preferred stock to cover overallotments in full.
Liquidation Preference
$250 per share, plus accumulated and unpaid dividends.
Dividends
Cumulative annual dividends of $ per share payable quarterly on each March 15, June 15, September 15 and December 15, commencing on March 15, 2011, when, as and if declared by the board of directors. Dividends will accumulate and be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the convertible preferred stock will accumulate and be cumulative from the most recent date to which dividends have been paid, or if no dividends have been paid, from , 2010 and may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in common stock or a combination thereof. Accumulated dividends on the convertible preferred stock will not bear interest. See “Description of convertible preferred stock — Dividends.”
If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 95% of the average of the volume-weighted average prices of our common stock for the ten days preceding the second trading day immediately prior to the record date for such dividend.
We will make each dividend payment on the convertible preferred stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the convertible preferred stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 15 business days prior to the record date for such dividend.
Our ability to declare and pay cash dividends with respect to our capital stock, including the convertible preferred stock, is limited by the terms of our outstanding indebtedness. The existing revolving credit facility limits the payment of dividends by our operating subsidiaries to us, so we have limited funds held by us that can be used to pay dividends. Specifically, the revolving credit facility allows for payments by our operating subsidiaries to us or our subsidiaries of up to $9 million in any calendar year, subject to certain terms and conditions, so that we may pay dividends on our preferred stock. In addition, our ability to declare and pay dividends may be limited by applicable Bermuda law. See “Risk Factors — We may not be able to pay dividends on the convertible preferred stock and no payment or adjustment will be made upon conversion for accumulated dividends.”
If we pay all or a portion of a dividend in shares of our common stock, we will deliver such shares of common stock to the dividend agent on behalf of the holders of convertible preferred stock and will instruct the dividend agent to either (1) sell such shares for cash on behalf of the holders of the convertible preferred stock and deliver the net proceeds to the holders less any deduction for withholding taxes, or (2) deliver such shares to or for the account of the holders less any shares required to be sold for withholding taxes. Upon delivery of such shares to the dividend agent, the shares of common stock will be beneficially owned by the holders of convertible preferred stock, and the dividend agent will hold those shares and any net cash proceeds from the sale of those shares for the exclusive benefit of holders of convertible preferred stock.
Ranking
The convertible preferred stock, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, ranks:

➢

senior to all of our common stock and all of our other capital stock issued in the future, unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the convertible preferred stock;

➢ on a parity with any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the convertible preferred stock; and
➢ junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the convertible preferred stock.
The convertible preferred stock will rank on a parity with our 7.25% Preferred Stock. We currently have 680,500 outstanding shares of 7.25% Preferred Stock.
Redemption
The convertible preferred stock will not be redeemable by us.

Conversion Rights
Each share of convertible preferred stock will be convertible, at any time, at the option of the holder thereof at an initial conversion rate of shares of our common stock per share of convertible preferred stock (which represents an initial conversion price of approximately $ per share of common stock), and is subject to adjustment as described under “Description of convertible preferred stock — Conversion rate adjustment.”
Mandatory Conversion
At any time on or after December 15, 2013, we may at our option cause all outstanding shares of the convertible preferred stock to be automatically converted into that number of shares of common stock for each share of convertible preferred stock at the then-prevailing conversion rate if the Daily VWAP of our common stock is equal to or exceeds 130% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described under “Description of convertible preferred stock — Mandatory conversion.”
Fundamental Change
If a holder converts its convertible preferred stock at any time beginning at the opening of business on the trading day immediately following the effective date of a fundamental change (as described under “Description of convertible preferred stock — Special rights upon a fundamental change”) and ending at the close of business on the 30th trading day immediately following such effective date, the holder will automatically receive a number of shares of our common stock equal to the greater of:

➢

(i) a number of shares of our common stock, as described under “Description of convertible preferred stock — Conversion rights” and subject to adjustment as described under “Description of convertible preferred stock — Conversion Rate Adjustment” and (ii) the make-whole premium, if any, described under “Description of convertible preferred stock — Determination of the make-whole premium”; and

➢

a number of shares of our common stock equal to the lesser of (i) the liquidation preference divided by the average of the volume-weighted average prices of our common stock for ten days preceding the effective date of a fundamental change and (ii)      (subject to adjustment).

Voting Rights
Except as required by Bermuda law and our governing documents, which will include the certificate of designation for the convertible preferred stock, the holders of convertible preferred stock will have no voting rights unless dividends payable on the convertible preferred stock are in arrears for six or more quarterly periods. In that event, the holders of the convertible preferred stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights (including the 7.25% Preferred Stock), will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the convertible preferred stock has been paid in full. The affirmative vote or consent of holders of at least (i) 66-2/3% of the outstanding convertible preferred stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and (ii) 75% of the outstanding convertible preferred stock will be required for amendments to our memorandum of association by merger or otherwise that would affect adversely the rights of holders of the convertible preferred stock.
Use of Proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $196.5 million (or approximately $226.1 million if the underwriters exercise their option to purchase additional shares in full). We intend to use approximately $132.2 million of the net proceeds from this offering and from the Common Stock Offering to redeem approximately $119.7 million aggregate principal amount of our 16% Second Lien Junior Secured Notes and approximately $91.5 million of the net proceeds to pay amounts outstanding under EGC’s revolving credit facility. The remainder of such net proceeds will be used for general corporate purposes, which may include purchases of the 16% Second Lien Junior Secured Notes in the open market, repayment of other outstanding debt, accelerating development of existing reserves or acquisitions. Please read “Use of Proceeds.”
Tax Consequences
The U.S. federal income tax consequences of purchasing, owning and disposing of the convertible preferred stock and any common stock received as a dividend or upon its conversion are described in “Certain United States Tax Considerations.” Prospective investors are urged to consult their own tax advisors regarding these matters in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the convertible preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, in which case such distributions would not be treated as dividends for U.S. federal income tax purposes.
Absence of a Public Market
Our convertible preferred stock has not been listed on a public exchange and there is currently no public market for our convertible preferred stock.
Book Entry, Delivery and Form
Initially, the convertible preferred stock will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of the Depository Trust Company.
Risk Factors
Please read “Risk Factors” and the other information in this prospectus supplement and the accompanying prospectus and in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 for a discussion of factors you should carefully consider before deciding to invest in shares of our convertible preferred stock.
Common Stock
Our common stock is listed for trading on the NASDAQ and on the AIM under the symbol “EXXI.”

Summary financial information

The following table below shows our summary historical consolidated financial data as of and for the years ended June 30, 2008, 2009 and 2010. The summary historical consolidated financial data are derived from our audited financial statements incorporated by reference into this prospectus supplement. You should read the following data in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010. Our historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended June 30,
	2008	2009	2010
	(In thousands, except per share information)
Revenues
Crude oil sales	$396,179	$292,763	$387,935
Natural gas sales	247,053	141,067	110,996
Total Revenues	643,232	433,830	498,931
Costs and Expenses
Lease operating expense	142,859	122,150	142,612
Production Taxes	8,686	5,450	4,217
Impairment of oil and gas properties	—	576,996	—
Depreciation, depletion and amortization	307,389	217,207	181,640
Accretion of asset retirement obligations	8,176	14,635	23,487
General and administrative expense	26,450	24,756	49,667
Loss (gain) on derivative financial instruments	6,072	(10,147)	(4,739)
Total Costs and Expenses	499,632	951,047	396,884
Operating Income (Loss)	143,600	(517,217)	102,047
Other Income (Expense)
Interest income	1,403	7,498	29,756
Interest expense	(103,260)	(84,249)	(88,239)
Total Other Expense	(101,857)	(76,751)	(58,483)
Income (Loss) Before Income Taxes	41,743	(593,968)	43,564
Income Tax Expense (Benefit)	14,874	(22,339)	16,244
Net Income (Loss)	26,869	(571,629)	27,320
Dividends on Preferred Stock	—	—	4,320
Net Income (Loss) Available for Common Stockholders	$26,869	$(571,629)	$23,000
Earnings (Loss) per Share
Basic	$1.57	$(19.77)	$0.56
Diluted	$1.49	$(19.77)	$0.56
Weighted Average Number of Common Shares Outstanding
Basic	17,161	28,918	40,992
Diluted	18,054	28,918	41,384
EBITDA(1)	$450,989	$276,986	$283,687

(1)	We define EBITDA as earnings (loss) available for common stockholders before interest, taxes, depreciation, depletion, amortization impairment and dividends on preferred stock. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents a reconciliation of our consolidated net income (loss) available for common stockholders to our consolidated EBITDA for the periods presented:

	Year Ended June 30,
	2008	2009	2010
	(In thousands)
Net income (loss) available for common stockholders	$26,869	$(571,629)	$23,000
Income tax expense (benefit)	14,874	(22,339)	16,244
Interest expense – net	101,857	76,751	58,483
Depreciation, depletion, amortization and impairment	307,389	794,203	181,640
Dividends on preferred stock	—	—	4,320
EBITDA	$450,989	$276,986	$283,687

	As of Ended June 30,
	2008	2009	2010
	(In thousands)
Balance Sheet Data
Working Capital (Deficit)(1)	$(37,051)	$(4,622)	$(49,265)
Oil and Gas Properties – Net	1,561,276	1,102,596	1,378,222
Total Assets	2,049,931	1,328,662	1,566,491
Long-Term Debt Including Current Maturities	952,222	862,827	774,600
Total Liabilities	1,675,346	1,201,162	1,129,930
Stockholders’ Equity	374,585	127,500	436,561

	Year Ended June 30,
	2008	2009	2010
	(In thousands)
Cash Flow Data
Net Cash Flows Provided by Operating Activities	$414,647	$245,835	$121,213
Net Cash Flows (Used in) Investing Activities	(397,485)	(263,077)	(384,160)
Net Cash Flows Provided by (Used in) Financing Activities	132,016	(62,795)	188,246

(1)	Working capital is defined as current assets minus current liabilities.

Risk factors

An investment in our convertible preferred stock involves risk. Before buying shares of our convertible preferred stock in this offering you should carefully read the risk factors included under the caption “Risk Factors” beginning on page 13 of the accompanying prospectus, as well as the risk factors included below. Additionally, you should carefully consider the risk factors under the caption “Risk Factors” in our annual report on Form 10-K for the fiscal year ended June 30, 2010, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our securities could decline, and you could lose all or part of your investment.

The convertible preferred stock ranks junior to all of our liabilities and pari passu with our 7.25% Preferred Stock.

In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the convertible preferred stock, including the conversion of your shares of the convertible preferred stock into cash, if we so elect, upon a fundamental change, only after all of our indebtedness and other liabilities have been paid. The rights of holders of the convertible preferred stock to participate in the distribution of our assets will rank pari passu with our 7.25% Preferred Stock and junior to the prior claims of our creditors and any other equity holders. Consequently, if we are forced to liquidate our assets to pay our creditors. We may incur substantial amounts of additional debt and other obligations that will rank senior to the convertible preferred stock.

As a holding company, we rely on payments from our operating subsidiaries in order for us to make cash dividend payments on the convertible preferred stock.

Energy XXI (Bermuda) Limited is a holding company with no significant operations of its own. Because our operations are conducted through our operating subsidiaries, we depend on dividends, advances and other payments from our subsidiaries in order to allow us to satisfy our financial obligations. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as financing agreements to which our subsidiaries are a party.

We may not be able to pay dividends on the convertible preferred stock and no payment or adjustment will be made upon conversion for accumulated dividends.

Energy XXI (Bermuda) Limited is issuing the convertible preferred stock offered in this prospectus supplement and it is a holding company with no significant operations of its own. Because our operations are conducted through our operating subsidiaries, we depend on dividends, advances and other payments from our subsidiaries in order to allow us to satisfy our financial obligations. EGC is restricted by its revolving credit facility and the indentures governing the 10% Senior Notes due 2013 and the 16% Second Lien Junior Secured Notes due 2014 regarding the payment of cash dividends to us.

Since we are not obligated to declare or pay dividends, we may not pay the dividend in cash to the extent we are restricted. No allowance or adjustment will be made upon conversion for any undeclared or, subject to limited exceptions, unpaid dividends.

Risk factors

The price of our common stock, and therefore of the convertible preferred stock, may fluctuate significantly, which may make it difficult for you to resell the convertible preferred stock, or common stock issuable pursuant to the terms thereof, when you want or at prices you find attractive.

The price of our common stock on the NASDAQ has historically fluctuated significantly. We expect that the market price of our common stock will continue to fluctuate. Because the convertible preferred stock is convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the convertible preferred stock. Holders who receive common stock pursuant to the terms of the convertible preferred stock will also be subject to the risk of volatility and depressed prices.

Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. The following factors could affect our stock price:

➢	our operating and financial performance and prospects;
➢	quarterly variations in the rate of growth of our financial indicators, such as net income and cash flow per share, net income, cash flow and revenues;
➢	changes in revenue or earnings estimates or publication of research reports by analysts;
➢	speculation in the press or investment community;
➢	general market conditions, including fluctuations in commodity prices; and
➢	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Market interest rates may affect the value of our convertible preferred stock.

One of the factors that will influence the price of our convertible preferred stock will be the dividend yield on our convertible preferred stock relative to market interest rates. An increase in market interest rates could cause the market price of convertible preferred stock to go down. The trading price of the shares of our convertible preferred stock will also depend on many other factors, which may change from time to time, including:

➢	the market for similar securities;
➢	government action or regulation;
➢	general economic conditions or conditions in the financial markets; and
➢	our financial condition, performance and prospects.

We may issue additional series of preferred stock that rank equally to the convertible preferred stock as to dividend payments and liquidation preference.

Our memorandum of association and the certificate of designation for the convertible preferred stock do not prohibit us from issuing additional series of preferred stock that would rank equally to the convertible preferred stock as to dividend payments and liquidation preference. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the convertible preferred stock in the event of our liquidation. It may also reduce dividend payments on the convertible preferred stock if we do not have sufficient funds to pay dividends on all convertible preferred stock outstanding and outstanding parity preferred stock. Future issuances of preferred stock may adversely

Risk factors

affect the market price for our common stock. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

If you hold shares of our convertible preferred stock, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold shares of our convertible preferred stock, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your shares of convertible preferred stock and, in certain cases, under the conversion rate adjustments applicable to our convertible preferred stock. For example, in the event that an amendment is proposed to our memorandum of association requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the delivery of common stock to you following a conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may not have sufficient earnings and profits in order for distributions on the convertible preferred stock to be treated as dividends.

The dividends payable by us on the convertible preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, at the time of payment. If that occurs, it will result in the amount of the dividends that exceed such earnings and profits being treated first as a return of capital to the extent of the holder’s adjusted tax basis in the convertible preferred stock, and the excess, if any, over such adjusted tax basis as capital gain. Such treatment may also be unfavorable to certain holders.

The additional shares of our common stock payable on our convertible preferred stock in connection with a fundamental change may not adequately compensate you for the lost option time value of your shares of our convertible preferred stock as a result of such fundamental change.

If a fundamental change occurs, you may be entitled to receive, in certain circumstances, in addition to the number of shares equal to the applicable conversion rate, an additional number of shares upon conversion as described under “Description of convertible preferred stock — Determination of make-whole premium.” The number of additional shares of our common stock will be determined based on the date on which the fundamental change becomes effective, and the price paid per share of common stock in the fundamental change transaction as described under “Description of convertible preferred stock — Special rights upon a fundamental change.” While the additional shares of our common stock upon conversion is designed to compensate you for the lost option time value of your shares of convertible preferred stock as a result of the fundamental change, the increase is only an approximation of this lost value and may not adequately compensate you for your loss.

Risk factors

Your ability to transfer the convertible preferred stock may be limited by the absence of a trading market

The convertible preferred stock will be new class of securities for which currently there is no trading market. We do not currently intend to apply for listing of the convertible preferred stock on any securities exchange or stock market. Although the underwriters have informed us that they currently intend to make a market in the convertible preferred stock, they are not obligated to do so. In addition, the underwriters may discontinue any such market-making at any time without notice. The liquidity of any market for the convertible preferred stock will depend on the number of holders of those shares, the interest of securities dealers in making a market in the convertible preferred stock and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the convertible preferred stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock and the value of the convertible preferred stock.

Except as described under “Underwriting”, we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We are offering to sell 800,000 shares of convertible preferred stock (920,000 shares if the underwriters exercise their over-allotment option in full) and an additional   to     shares of common stock will be issuable upon exercise of the convertible preferred stock (   to    shares if the underwriters exercise their over-allotment option in full). An additional 5,969,291 shares of common stock are issuable upon conversion or exchange of our outstanding 7.25% Preferred Stock. We are required to pay quarterly dividends at a per annum rate of     % on the convertible preferred stock and at a rate of 7.25% per annum on the outstanding 7.25% Preferred Stock. We may elect to pay all or a portion of such dividends in the form of additional shares of common stock which would result in the issuance of new shares of common stock. Concurrently with this offering, we are offering 9,500,000 shares of common stock (10,925,000 shares of common stock if the underwriters’ over-allotment option is exercised in full).

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of the convertible preferred stock, our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock or the value of the convertible preferred stock. The price of our common stock could be affected by possible sales of our common stock by investors who view the convertible preferred stock as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock as a result of this offering. The hedging or arbitrage could, in turn, affect the market price of the convertible preferred stock.

We have no plans to pay dividends on our common stock. You may not receive funds without selling the shares of common stock that you receive upon conversion of the convertible preferred stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, the agreements governing our indebtedness limit our ability to pay dividends on our common stock.

Risk factors

Recent events in the Gulf of Mexico may increase risks, costs and delays in our offshore operations.

In April 2010, there was a fire and explosion aboard the Deepwater Horizon drilling platform operated by BP in ultra deep water in the Gulf of Mexico. As a result of the explosion, ensuing fire and apparent failure of the blowout preventers, the rig sank and created a catastrophic oil spill that produced widespread economic, environmental and natural resource damage in the Gulf Coast region. In response to the explosion and spill, the Bureau of Ocean Energy Management, Regulation and Enforcement (the “BOEMRE,” formerly the Minerals Management Service) of the U.S. Department of the Interior issued a “Notice to Lessees”, or “NTL”, on May 30, 2010, and a revised notice on July 12, 2010, implementing a moratorium on deepwater drilling activities that effectively halted deepwater drilling of wells using subsea blowout preventers (“BOPs”) or surface BOPs on a floating facility. While the moratorium was in place, the BOEMRE issued a series of NTLs and adopted changes to its regulations to impose a variety of new measures intended to help prevent a similar disaster in the future. The moratorium was lifted on October 12, 2010, but offshore operators must now comply with strict new safety and operating requirements. For example, before being allowed to resume drilling in deepwater, outer continental shelf operators must certify compliance with all applicable operating regulations found in 30 C.F.R. Part 250, including those rules recently placed into effect, such as rules relating to well casing and cementing, BOPs, safety certification, emergency response, and worker training. Operators also must demonstrate the availability of adequate spill response and blowout containment resources. Notwithstanding the lifting of the moratorium, we anticipate that there will continue to be delays in the resumption of drilling-related activities, including delays in the issuance of drilling permits, as these various regulatory initiatives are fully implemented,

Legislative and regulatory initiatives relating to offshore operations, which include consideration of increases in the minimum levels of demonstrated financial responsibility required to conduct exploration and production operations on the outer continental shelf and elimination of liability limitations on damages, will, if adopted, likely result in increased costs and additional operating restrictions and could have a material adverse effect on our business.

In addition to the new requirements recently imposed by the BOEMRE, there have been a variety of proposals to change existing laws and regulations that could affect our operations and cause us to incur substantial costs. Implementation of any one or more of the various proposed changes could materially adversely affect operations in the Gulf of Mexico by raising operating costs, increasing insurance premiums, delaying drilling operations and increasing regulatory burdens, and, further, could lead to a wide variety of other unforeseeable consequences that make operations in the Gulf of Mexico and other offshore waters more difficult, more time consuming, and more costly. For example, Congress is currently considering a variety of amendments to the Oil Pollution Act of 1990, or “OPA”, in response to the Deepwater Horizon incident. OPA and regulations adopted pursuant to OPA impose a variety of requirements related to the prevention of and response to oil spills into waters of the United States, including the outer continental shelf waters where we have substantial operations. OPA subjects operators of offshore leases and owners and operators of oil handling facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from an oil spill, including, but not limited to, the costs of responding to a spill, natural resource damages and economic damages suffered by persons adversely affected by the spill. OPA also requires owners and operators of offshore oil production facilities to establish and maintain evidence of financial responsibility to cover costs that could be incurred in responding to an oil spill. OPA currently requires a minimum financial responsibility demonstration of $35 million for companies operating in offshore waters, although the Secretary of Interior may increase this amount up to $150 million in certain situations. At least one proposed bill that Congress is considering with regard to OPA, which has been approved by the House of Representatives (H.R. 3534, the “Consolidated Land, Energy and Aquatic Resources Act”), would

Risk factors

increase the minimum level of financial responsibility to $300 million. If OPA is amended to increase the minimum level of financial responsibility to $300 million, we may experience difficulty in providing financial assurances sufficient to comply with this requirement. If we are unable to provide the level of financial assurance required by OPA, we may be forced to sell our properties or operations located in offshore waters or enter into partnerships with other companies that can meet the increased financial responsibility requirement, and any such developments could have an adverse effect on the value of our offshore assets and the results of our operations. We cannot predict at this time whether OPA will be amended or whether the level of financial responsibility required for companies operating in offshore waters will be increased.

Use of proceeds

We estimate that the net proceeds to us from this offering of convertible preferred stock, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $196.5 million (or approximately $226.1 million if the underwriters exercise their option to purchase additional shares in full). We intend to use approximately $132.2 million of the net proceeds from this offering and from the Common Stock Offering to redeem approximately $119.7 million aggregate principal amount of our 16% Second Lien Junior Secured Notes due 2014 and approximately $91.5 million of the net proceeds to repay amounts outstanding under EGC’s revolving credit facility. The remainder of such net proceeds will be used for general corporate purposes, which may include purchases of the 16% Second Lien Junior Secured Notes in the open market, repayment of other outstanding debt, accelerating development of existing reserves or acquisitions. From time to time we engage in discussions with potential sellers regarding the possible purchase of oil and gas properties. These potential acquisition opportunities consist of smaller acquisitions as well as larger acquisitions that could have a material impact on our capital structure and operating results. We cannot predict the likelihood of completing, or the timing of, any such acquisitions.

Affiliates of certain of the underwriters are lenders under EGC’s revolving credit facility, and accordingly, will receive a portion of the proceeds from this offering in the form of repayment of borrowings under such credit facility. See “Underwriting — Affiliations.” EGC’s revolving credit facility matures on February 28, 2013 and as of June 30, 2010 bears interest at a rate of 3.1% per annum.

Capitalization

The following table sets forth our cash and capitalization as of June 30, 2010:

➢	on a historical basis; and
➢	as adjusted to give effect to (1) the exchange of 419,500 shares of 7.25% Preferred Stock for 4,012,704 shares of common stock pursuant to the exchange agreements described in “Summary — Recent Developments — Exchange Agreements” and (2) this offering and the concurrent Common Stock Offering (at an assumed offering price of $22.98 per share, which was the closing price of the common stock on NASDAQ on October 26, 2010) and the use of the net proceeds as described in “Use of Proceeds” (assuming that the underwriters do not exercise their over-allotment option in either offering).

The table does not give effect to the exchange offer for our 7.25% Preferred Stock, which commenced October 21, 2010. Assuming all 680,500 shares of our 7.25% Preferred Stock in the exchange offer are exchanged, we will issue 5,969,291 shares of our common stock upon the settlement of the exchange offer. This table should be read in conjunction with our consolidated financial statements and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the fiscal year ended June 30, 2010 and the other financial information included and incorporated by reference in this prospectus supplement.

	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$14,224	$176,534
Debt:
Revolving Credit Facility(1)	$109,457	$—
16% Second Lien Notes(2)	385,529	250,594
10% Senior Notes	276,500	276,500
Other	596	596
Total debt, less current maturities	772,082	527,690
Stockholders’ Equity
7.25% Convertible Perpetual Preferred Stock, liquidation preference $100 per share, 1,100,000 shares issued and outstanding, 680,500 shares as adjusted	11	7
% Convertible Perpetual Preferred Stock, liquidation preference $250 per share, no shares issued and outstanding, 800,000 shares as adjusted	0	1
Common Stock, $0.005 par value, 50,819,109 shares issued and outstanding, 64,331,813 shares as adjusted	254	322
Additional paid-in capital	901,457	1,313,066
Retained earnings (deficit)	(492,867)	(497,839)
Accumulated other comprehensive income	27,706	27,706
Total stockholders’ equity	436,561	843,263
Total capitalization	$1,208,643	$1,370,953

(1)	As of October 26, 2010, outstanding borrowing were approximately $91.5 million.
(2)	Book value.

Ratio of earnings to fixed charges and preferred stock dividends

The following table presents our ratios of consolidated earnings to fixed charges and preferred stock dividends for the periods presented.

	Historical
	Period from Inception, July 25, 2005, through June 30, 2006	Years ended June 30,
		2007	2008	2009	2010
Ratio of earnings to fixed charges and preferred stock dividends(1)(2)	2.09	1.61	1.40	—	1.39

(1)	For purposes of calculating the ratio of consolidated earnings to fixed charges and preferred stock dividends, earnings consist of income (loss) before income taxes plus fixed charges, less preference security dividend requirements. Fixed charges consist of interest expense, amortization of deferred financing fees and original issue discount and preference security dividend requirements.
(2)	For the year ended June 30, 2009, earnings were inadequate to cover fixed charges and preferred stock dividends, and the ratio of earnings to fixed charges and preferred stock dividends therefore has not been presented. The coverage deficiency necessary for the ratio of earnings to fixed charges and preferred stock dividends to equal 1.00x (one-to-one coverage) was $594.0 million for the year ended June 30, 2009.

Price range of common stock and dividends

Our common stock trades on the NASDAQ and on the AIM under the symbol “EXXI.” As of October 20, 2010, there were approximately 233 holders of record of our common stock.

The following table sets forth, for the periods indicated, the range of the high and low closing sales prices of our common stock on the NASDAQ. Stock prices have been adjusted to reflect the 1:5 share consolidation effective January 29, 2010.

	High	Low
Fiscal 2009
First Quarter (Ended September 30, 2008)	$32.95	$13.90
Second Quarter (Ended December 31, 2008)	14.40	3.35
Third Quarter (Ended March 31, 2009)	6.25	1.40
Fourth Quarter (Ended June 30, 2009)	3.80	2.05
Fiscal 2010
First Quarter (Ended September 30, 2009)	9.45	2.25
Second Quarter (Ended December 31, 2009)	12.35	7.10
Third Quarter (Ended March 31, 2010)	20.85	12.35
Fourth Quarter (Ended June 30, 2010)	22.38	13.48
Fiscal 2011
First Quarter (Ended September 30, 2010)	23.45	15.05
Second Quarter (through October 26, 2010)	26.80	22.19

On each of October 20, 2008, December 5, 2008 and March 13, 2009, we paid a cash dividend of $0.025 per common share. Since March 13, 2009 we have not paid any dividends on our common stock and we currently do not intend on paying dividends on our common stock.

Description of convertible preferred stock

The following is a summary of certain provisions of the certificate of designation of our convertible preferred stock. The certificate of designation will be filed as an exhibit on a Current Report on Form 8-K and incorporated by reference into the registration statement of which this prospectus supplement and accompanying prospectus are a part. The following summary of the terms of the convertible preferred stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms “we,” “us” or “our” refer to Energy XXI (Bermuda) Limited and not any of its subsidiaries. Please read “Description of Capital Stock” in the accompanying prospectus for a description of general terms applicable to the convertible preferred stock, a description of our common stock and certain provisions of Bermuda law.

GENERAL

Under our memorandum of association and our bye-laws, our board of directors is authorized, without further stockholder action, to issue up to 2,500,000 shares of preferred stock, par value $0.001 per share, in one or more series, with such preferred, deferred, qualified or other special rights or such restrictions in regard to dividend, voting, return of capital or otherwise, as shall be set forth in the resolutions providing therefor. We currently have 680,500 outstanding shares of 7.25% Preferred Stock. At the consummation of this offering, we will issue 800,000 shares of convertible preferred stock. In addition, we have granted the underwriters an option to purchase up to 120,000 additional shares to cover overallotments. When issued, the convertible preferred stock and any common stock issued upon the conversion of the convertible preferred stock will be fully paid and nonassessable. The holders of the convertible preferred stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of ours of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the convertible preferred stock, the 7.25% Preferred Stock and the common stock is Continental Stock Transfer and Trust Company.

The convertible preferred stock is subject to mandatory conversion, as described below in “— Mandatory Conversion,” and is not redeemable by us.

RANKING

The convertible preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

➢	senior to all classes of our common stock and each other class of capital stock or series of preferred stock established after the original issue date of the convertible preferred stock (which we refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Junior Stock”);
➢	on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”); and
➢	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Senior Stock”).

The convertible preferred stock will rank on a parity with our 7.25% Preferred Stock. See “Summary —  Recent Developments — Exchange Offer.”

Description of convertible preferred stock

While any shares of convertible preferred stock are outstanding, we may not authorize or issue any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66-2/3% of the outstanding shares of convertible preferred stock.

Without the consent of any holder of convertible preferred stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “— Voting Rights” below.

DIVIDENDS

Holders of shares of convertible preferred stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of % per share on the liquidation preference of $250 per share of convertible preferred stock (equivalent to $   per annum per share). Dividends on the convertible preferred stock will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2011 (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date to which dividends have been paid, or if no dividends have been paid, from     , 2010. Dividends may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in common stock, or any combination thereof as provided below under “— Method of Payment of Dividends.” Dividends will be payable to holders of record as they appear on our stock register on the March 1, June 1, September 1 and December 1 immediately preceding each Dividend Payment Date (each, a “Record Date”). Accumulations of dividends on shares of convertible preferred stock do not bear interest. Dividends payable on the convertible preferred stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the convertible preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of common stock have been set apart for the payment of such dividend, upon all outstanding shares of convertible preferred stock.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the convertible preferred stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the convertible preferred stock and any Parity Stock, dividends may be declared and paid on the convertible preferred stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the convertible preferred stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the convertible preferred stock and such Parity Stock bear to each other. Holders of shares of the convertible preferred stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Description of convertible preferred stock

Our ability to declare and pay cash dividends with respect to our capital stock, including the convertible preferred stock, is limited by the terms of our outstanding indebtedness. EGC’s revolving credit facility and the indentures governing the 10% Senior Notes due 2013 and the 16% Second Lien Junior Secured Notes due 2014 limit the payment of dividends by our operating subsidiaries to us, so we have limited funds held by us that can be used to pay dividends. Specifically, the revolving credit facility limits payments by our operating subsidiaries to us or our subsidiaries to $9 million in any calendar year for payment of dividends on our preferred stock, provided that certain terms and conditions are met, including the requirement that after such payment we have a certain amount of availability under the revolving credit facility. In addition, our ability to declare and pay dividends may be limited by applicable Bermuda law. See “Risk Factors — We may not be able to pay dividends on the convertible preferred stock and no payment or adjustment will be made upon conversion for accumulated dividends.”

METHOD OF PAYMENT OF DIVIDENDS

Subject to certain restrictions, we may generally pay any dividend on the convertible preferred stock:

➢	in cash;
➢	by delivery of shares of our common stock; or
➢	through any combination of cash and our common stock.

If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 95% of the Market Value (as defined below under “— Mandatory Conversion”) as determined on the second Trading Day (as defined below under “— Mandatory Conversion”) immediately prior to the Record Date for such dividend.

We will make each dividend payment on the convertible preferred stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the convertible preferred stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 15 business days prior to the Record Date for such dividend.

If we elect to pay all or a portion of a dividend in the form of shares of our common stock, we will deliver such shares to the transfer agent or another agent (in such capacity, the “dividend agent”) on behalf of the holders of the convertible preferred stock and will instruct, at our sole option, the dividend agent to either:

➢	sell such shares for cash on behalf of the holders of the convertible preferred stock and deliver the net proceeds to the holders less any deductions for withholding taxes; or;
➢	deliver such shares to or for the account of the holders less any shares required to be sold for withholding taxes.

If we elect to deliver shares to the dividend agent on behalf of the holders of the convertible preferred stock for sale for cash on behalf of such holders, the dividend agent will serve as the designated agent of the holders of the convertible preferred stock in making such sales. If we so elect, any shares delivered to the dividend agent will be owned beneficially by the holders of the convertible preferred stock upon delivery to the dividend agent, and the dividend agent will hold such shares and the net cash proceeds from the sale of such shares for the exclusive benefit of the holders. By purchasing the convertible preferred stock, you are deemed to appoint the dividend agent as your agent for the sale of any shares of our common stock that are delivered to the dividend agent, on your behalf, upon payment of dividends on the convertible preferred stock. The net proceeds of any sales of shares of our common stock shall be distributed to holders of convertible preferred stock on a pro rata basis based on the aggregate

Description of convertible preferred stock

liquidation preference of the outstanding shares of convertible preferred stock less any deductions for withholding taxes as determined on a holder-by-holder basis. In order to satisfy any obligation to withhold taxes arising from any payment of a dividend or deemed dividend with respect to the convertible preferred stock, we and the dividend agent shall be authorized to make any deductions required by law, and pay to any taxing authority any amount necessary to satisfy such obligation, including the payment of any portion or all of the net cash proceeds resulting from the sale of shares of common stock that are owned beneficially by holders of the convertible preferred stock. If a holder gives notice to the dividend agent at least 10 days prior to the applicable dividend payment date not to sell shares of our common stock held on behalf of such holder, the dividend agent will deliver to or for the account of such holder promptly after receipt by the dividend agent the shares of our common stock issued in payment of such dividend except any shares required to be deducted on account of withholding taxes.

Notwithstanding the above, we may not pay any portion of a dividend on the convertible preferred stock by delivery of common stock unless (i) the common stock to be delivered as payment therefor is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (ii) a shelf registration statement relating to that common stock has been filed with the SEC and is effective to permit the resale of that common stock by the holders thereof.

LIQUIDATION PREFERENCE

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of convertible preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including our common stock), a liquidation preference of $250 per share (the “liquidation preference”), plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the convertible preferred stock and all Parity Stock are not paid in full, the holders of the convertible preferred stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the convertible preferred stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the convertible preferred stock even though it is substantially in excess of the par value thereof.

VOTING RIGHTS

The holders of the convertible preferred stock will have no voting rights except as set forth below or as otherwise required by Bermuda law from time to time.

If dividends on the convertible preferred stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the convertible preferred stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable (including the 7.25% Preferred Stock) will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the convertible preferred stock has been paid in full. At any time

Description of convertible preferred stock

after voting power to elect directors shall have become vested and be continuing in the holders of the convertible preferred stock, or if a vacancy shall exist in the office of any such additional director, our board of directors may, and upon written request of the holders of record of at least 25% of the outstanding convertible preferred stock addressed to the chairman of our board shall, call a special meeting of the holders of the convertible preferred stock (voting separately as a class with all other series of Parity Stock (including the 7.25% Preferred Stock) upon which like voting rights have been conferred and are then exercisable) for the purpose of electing the directors that such holders are entitled to elect. At any meeting held for the purpose of electing such a director, the presence in person or by proxy of the holders of at least a majority of the convertible preferred stock shall be required to constitute a quorum of such convertible preferred stock.

In addition, the affirmative vote or consent of the holders of at least (i) 66-2/3% of the outstanding convertible preferred stock will be required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and (ii) 75% of the outstanding convertible preferred stock will be required for amendments to our memorandum of association by merger or otherwise that would affect adversely the rights of holders of the convertible preferred stock. The certificate of designation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the convertible preferred stock, and will not be deemed to affect adversely the rights of the holders of the convertible preferred stock. Furthermore, the holders of convertible preferred stock will not be entitled to vote with respect to any merger or similar transaction where the provisions described in “— Recapitalizations, Reclassifications and Changes of our Common Stock” are complied with if such transaction does not otherwise amend the terms of the convertible preferred stock in a manner that would affect adversely the rights of holders of the convertible preferred stock.

In all cases in which the holders of convertible preferred stock shall be entitled to vote, each share of convertible preferred stock shall be entitled to one vote, unless outstanding Parity Stock has similar vested and continuing voting rights, in which case the number of votes that each share of convertible preferred stock and any Parity Stock participating in the votes described above shall have shall be in proportion to the liquidation preference of such share.

REDEMPTION

The convertible preferred stock will not be redeemable by us.

CONVERSION RIGHTS

Each share of convertible preferred stock will be convertible, at any time, at the option of the holder thereof at an initial conversion rate of     shares of our common stock per share of convertible preferred stock (the “Conversion Rate”) (which represents an initial conversion price of approximately $   per share of common stock). The Conversion Rate, and thus the conversion price, will be subject to adjustment as described below under “— Conversion Rate Adjustment.” All shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act of 1933, as amended (other than by our affiliates) and such shares will be eligible for receipt in global form through the facilities of The Depository Trust Company (the “Depositary”).

The holders of shares of convertible preferred stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or our default in payment of the dividend due on that Dividend Payment Date. However, shares of convertible preferred stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of convertible preferred stock on a Record Date who (or whose

Description of convertible preferred stock

transferee) surrenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by us on the convertible preferred stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of convertible preferred stock for conversion. Except as provided above with respect to a voluntary conversion and as provided under “— Mandatory Conversion” and “— Special Rights upon a Fundamental Change,” we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

CONVERSION PROCEDURES

On the date of any conversion at the option of the holders, if a holder’s interest is a beneficial interest in a global certificate representing convertible preferred stock, the holder must comply with the Depositary’s procedures for converting a beneficial interest in a global security.

If a holder’s interest is in certificated form, a holder must do each of the following in order to convert:

➢	complete and manually sign the conversion notice provided by the conversion agent, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;
➢	surrender the shares of convertible preferred stock to the conversion agent;
➢	if required, furnish appropriate endorsements and transfer documents;
➢	if required, pay any stock transfer, documentary, stamp or similar taxes not payable by us; and
➢	if required, pay funds equal to any declared and unpaid dividend payable on the next dividend payment date to which such holder is entitled.

The date on which a holder complies with the foregoing procedures is the “conversion date.”

The conversion agent for the convertible preferred stock is initially the transfer agent. A holder may obtain copies of the required form of the conversion notice from the conversion agent. The conversion agent will, on a holder’s behalf, convert the convertible preferred stock into shares of our common stock, in accordance with the terms of the notice delivered by us. Payments of cash for dividends and in lieu of fractional shares and, if shares of our common stock are to be delivered, a stock certificate or certificates, will be delivered to the holder, or in the case of global certificates, a book-entry transfer through Depositary will be made by the conversion agent. Such delivery will be made as promptly as practicable, but in no event later than three business days following the conversion date.

The person or persons entitled to receive the shares of common stock issuable upon conversion of the convertible preferred stock will be treated as the record holder(s) of such shares as of the close of business on the applicable conversion date. Prior to the close of business on the applicable conversion date, the shares of common stock issuable upon conversion of the convertible preferred stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to the common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the convertible preferred stock.

MANDATORY CONVERSION

At any time on or after December 15, 2013, we may at our option cause all outstanding shares of the convertible preferred stock to be automatically converted into a number of shares of common stock for each share of convertible preferred stock equal to the then-prevailing Conversion Rate, if the Daily VWAP of our common stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to our issuance of a press release announcing the mandatory conversion as described below.

Description of convertible preferred stock

The term “Trading Day” means a day during which (i) trading in securities generally occurs on NASDAQ or, if our common stock is not listed on NASDAQ, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded and (ii) there is no Market Disruption Event. A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system. If our common stock is not so listed or traded, “Trading Day” means a “business day.”

“Market Disruption Event” means (1) a failure by NASDAQ or, if our common stock is not listed on NASDAQ, the principal U.S. national or regional securities exchange on which our common stock is listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded, to open for trading during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m. on any Trading Day for our common stock of an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

“Daily VWAP” means the average of the per share volume-weighted average prices of our common stock for each day, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “EXXI <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on each such Trading Day (or if such volume-weighted average price is unavailable on any such day, the Closing Sale Price shall be used for such day). The per share volume-weighted average price on each such day will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The “Closing Sale Price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on NASDAQ or, if our common stock is not listed on NASDAQ, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded. If our common stock is not so listed, the Closing Sale Price will be an amount determined in good faith by our board of directors to be the fair value of the common stock.

To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service or Bloomberg Business News (or if either such service is not available, another broadly disseminated news or press release service selected by us) prior to the opening of business on the first Trading Day following any date on which the conditions described in the first paragraph of this “Mandatory Conversion” section are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the convertible preferred stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the convertible preferred stock. The conversion date will be a date selected by us (which we refer to as the “Mandatory Conversion Date”) and will be no more than 10 business days after the date on which we issue such press release.

Description of convertible preferred stock

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

➢	the Mandatory Conversion Date;
➢	the number of shares of common stock to be issued upon conversion of each share of convertible preferred stock; and
➢	that dividends on the convertible preferred stock to be converted will cease to accrue on the Mandatory Conversion Date.

On and after the Mandatory Conversion Date, dividends will cease to accrue on the convertible preferred stock called for a mandatory conversion and all rights of holders of such convertible preferred stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the convertible preferred stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of convertible preferred stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the convertible preferred stock for periods ended prior to the later of (i) December 15, 2013 and (ii) the date of such conversion notice shall have been paid.

In addition to the mandatory conversion provision described above, if there are fewer than 80,000 shares of convertible preferred stock outstanding, we may, at any time on or after December 15, 2013, at our option, cause all such outstanding shares of the convertible preferred stock to be automatically converted into shares of common stock at the greater of (i) the then-prevailing Conversion Rate and (ii) the liquidation preference divided by the Market Value of the common stock as determined on the second Trading Day immediately prior to the Mandatory Conversion Date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided, however, that (1) the Mandatory Conversion Date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing such mandatory conversion and (2) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of convertible preferred stock.

The term “Market Value” means the average of the Daily VWAP of our common stock for each day during a 10 consecutive Trading Day period ending immediately prior to the date of determination.

NO FRACTIONAL SHARES

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion of the convertible preferred stock, whether voluntary or mandatory, or in respect of dividend payments on the convertible preferred stock made in common stock. Instead, we may elect to either make a cash payment to each holder that would otherwise be entitled to a fractional share or, in lieu of such cash payment, the number of shares of common stock to be issued to any particular holder upon conversion or in respect of dividend payments will be rounded up to the nearest whole share.

Description of convertible preferred stock

CONVERSION RATE ADJUSTMENT

The applicable Conversion Rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

➢	If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the Conversion Rate will be adjusted based on the following formula:

CR1 = CR0 x OS1OS0OS1OS0 Rule: 5m Font-Size: 10.0pt Align: CENTER

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS1 = the number of shares of our common stock outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this first bullet shall become effective immediately after the open of business on the Ex-Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination. If any dividend or distribution of the type described in this first bullet is declared but not so paid or made, or any share split or combination of the type described in this first bullet is announced but the outstanding shares of our common stock are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution, or not to split or combine the outstanding shares of our common stock, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

➢	If we distribute to all or substantially all holders of our common stock any rights, options or warrants entitling them, for a period expiring not more than 60 days immediately following the record date of such distribution, to purchase or subscribe for shares of our common stock at a price per share less than the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution, the Conversion Rate will be increased based on the following formula:

CR1 = CR0 x
OS0 + X

OS0 + Y

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such distribution;

Description of convertible preferred stock

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the Ex-Date for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution.

Any increase made under this second bullet will be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the Ex-Date for such distribution. To the extent that shares of common stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered. If such rights, options or warrants are not so distributed, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such Ex-Date for such distribution had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of our common stock at less than such average of the Daily VWAP for the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution, and in determining the aggregate offering price of such shares of our common stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then (i) we will not adjust the Conversion Rate pursuant to the bullet points above until the earliest of these triggering events occurs; and (ii) we will readjust the Conversion Rate to the extent any of these rights, options or warrants are not exercised before they expire.

➢	If we distribute shares of our capital stock, evidences of our indebtedness or other assets, securities or property, to all or substantially all holders of our common stock, excluding:
➢	dividends or distributions referred to in the first and second bullet points above;
➢	dividends or distributions paid exclusively in cash referred to in the fourth bullet point below; and
➢	spin-offs to which the provisions set forth in the latter portion of this bullet point shall apply,

then the Conversion Rate will be increased based on the following formula:

CR1 = CR0 x
SP0

SP0 - FMV

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such distribution;

Description of convertible preferred stock

SP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution; and

FMV = the fair market value (as determined by our board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, assets, securities or property distributable with respect to each outstanding share of our common stock on the Ex-Date for such distribution.

If “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each holder of a share of convertible preferred stock shall receive, at the same time and upon the same terms as holders of our common stock, the amount and kind of our capital stock, evidences of our indebtedness, other assets, securities or property of ours that such holder would have received as if such holder owned a number of shares of common stock equal to the Conversion Rate in effect on the Ex-Date for the distribution.

Any increase made under the portion of this third bullet point above will become effective immediately after the open of business on the Ex-Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

With respect to an adjustment pursuant to this third bullet point where there has been a payment of a dividend or other distribution on our common stock of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit where such capital stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the spin-off (as defined below)) on a national securities exchange, which we refer to as a “spin-off,” the Conversion Rate in effect immediately before 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off will be increased based on the following formula:

CR1 = CR0 x
FMV + MP0

MP0

where,

CR0 = the Conversion Rate in effect immediately prior to the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off;

CR1 = the Conversion Rate in effect immediately after the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off;

FMV = the average of the volume-weighted average sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the 10 consecutive Trading-Day period immediately following, and including, the Ex-Date for the spin-off; and

MP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period immediately following, and including, the Ex-Date for the spin-off.

The adjustment to the Conversion Rate under the preceding paragraph will occur at the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the 10 Trading Days following, and including, the effective date of any spin-off, references within the portion of this third bullet point related to “spin-offs” to 10 consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed between the effective date of such spin-off and the relevant conversion date.

Description of convertible preferred stock

➢	If any cash dividend or distribution is made to all or substantially all holders of our common stock, the Conversion Rate will be increased based on the following formula:

CR1 = CR0 x
SP0

SP0 - C

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such dividend or distribution;

SP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period immediately preceding the Ex-Date for such dividend or distribution; and

C = the amount in cash per share of our common stock we distribute to holders of our common stock.

Such increase shall become effective immediately after the open of business on the Ex-Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a share of Convertible Preferred Stock shall receive, at the same time and upon the same terms as holders of our common stock, the amount of cash that such holder would have received as if such holder owned a number of shares of our common stock equal to the Conversion Rate on the Ex-Date for such cash dividend or distribution.

➢	If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, if the cash and value of any other consideration included in the payment per share of our common stock exceeds the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate will be increased based on the following formula:

CR1 = CR0 x
AC + (SP1 x OS1)

OS0 x SP1

where,

CR0 = the Conversion Rate in effect immediately prior to the close of business on the last Trading Day of the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1 = the Conversion Rate in effect immediately after the close of business on the last Trading Day of the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

Description of convertible preferred stock

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer and excluding fractional shares); and

SP1 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under the preceding paragraph will occur at the close of business on the tenth Trading Day immediately following, but excluding, the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the 10 Trading Days immediately following, but excluding, the date that any such tender or exchange offer expires, references within this fifth bullet point to 10 consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date.

Notwithstanding the foregoing, if a Conversion Rate adjustment becomes effective on any Ex-Date as described above, and a holder converts its convertible preferred stock on or after such Ex-Date and on or prior to the related record date would be treated as the record holder of shares of our common stock as of the related conversion date as described under “— Conversion Procedures” based on an adjusted Conversion Rate for such Ex-Date, then, notwithstanding the foregoing Conversion Rate adjustment provisions, the Conversion Rate adjustment relating to such Ex-Date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of the shares of our common stock on an un-adjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

The “Ex-Date” is the first date on which our common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question from us or, if applicable, from the seller of our common stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

We are not required to adjust the Conversion Rate for any of the transactions described in the bullet points above (other than for share splits or share combinations) if we make provision for each holder of a share of convertible preferred stock to participate in the transaction, at the same time as holders of our common stock participate, without conversion, as if such holder held a number of shares of our common stock equal to the Conversion Rate in effect on the “Ex-Date” or effective date.

To the extent that we have a rights plan or agreement in effect upon conversion of the convertible preferred stock, which rights plan provides for rights or warrants of the type described in this paragraph, then upon conversion of convertible preferred stock the holder will receive, in addition to the common stock to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Conversion Rate with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, we may amend such applicable stockholder rights plan or agreement to provide that upon conversion of the convertible preferred stock the holders will receive, in addition to the common stock issuable upon such conversion, the rights that would have attached to such common stock if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

We will not adjust the Conversion Rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective Conversion Rate. However, we will carry forward any adjustment that is less than 1% of the Conversion Rate and make such carryforward adjustment in

Description of convertible preferred stock

any subsequent adjustment and, regardless of whether the aggregate adjustment is less than 1%, on the conversion date for any convertible preferred stock. Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th of a share.

To the extent permitted by law and the continued listing requirements of NASDAQ, we may, from time to time, increase the Conversion Rate by any amount for a period of at least 20 business days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, increase the Conversion Rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

Upon each adjustment to the Conversion Rate, a corresponding adjustment shall be made to the conversion price, calculated by dividing the liquidation preference by the adjusted Conversion Rate.

EVENTS THAT WILL NOT RESULT IN ADJUSTMENT

The Conversion Rate will not be adjusted:

➢	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities;
➢	upon the issuance of any shares of our common stock, restricted stock or restricted stock units, nonqualified stock options, incentive stock options or any other options or rights (including stock appreciation rights) to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;
➢	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet point and outstanding as of the date the convertible preferred stock was first issued;
•	for accumulated and unpaid dividends, if any;
➢	upon the repurchase of any shares of our common stock pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer; or
•	for a change in the par value of shares of our common stock.

RECAPITALIZATIONS, RECLASSIFICATIONS AND CHANGES OF OUR COMMON STOCK

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert each share of convertible preferred stock will, without the consent of any holder of convertible preferred stock, be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder would have received in respect of common stock issuable upon conversion of such shares immediately prior to such transaction (the “reference property”). In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction the reference property into which the convertible preferred stock will be convertible will be deemed to be the weighted average of the types of consideration received by holders of our common stock who affirmatively make such an

Description of convertible preferred stock

election. The certificate of designation will provide that we may not become a party to any such transaction unless its terms are consistent with the foregoing.

A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each share of convertible preferred stock would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets.

SPECIAL RIGHTS UPON A FUNDAMENTAL CHANGE

We must give notice of each fundamental change (as defined below) to all record holders of the convertible preferred stock, by the later of 20 business days prior to the anticipated effective date of the fundamental change and the first public disclosure by us of the anticipated fundamental change. If a holder converts its convertible preferred stock at any time beginning at the opening of business on the Trading Day immediately following the effective date of such fundamental change and ending at the close of business on the 30th Trading Day immediately following such effective date, the holder will automatically receive the greater of:

➢	(i) a number of shares of our common stock, as described under “— Conversion Rights” and subject to adjustment as described under “— Conversion Rate Adjustment” (with such adjustment or cash payment for fractional shares as we may elect, as described under “— No Fractional Shares”) plus (ii) the make-whole premium, if any, described under “— Determination of the Make-Whole Premium”; and
➢	a number of shares of our common stock equal to the lesser of (i) the liquidation preference divided by the Market Value of the Common Stock on the effective date of such fundamental change and (ii) (subject to adjustment).

In addition to the number of shares of common stock issuable upon conversion of each share of convertible preferred stock at the option of the holder on any conversion date during the fundamental change conversion period, each converting holder will have the right to receive an amount equal to all accrued, cumulated and unpaid dividends on such converted shares of convertible preferred stock, whether or not declared prior to that date, for all prior dividend periods ending on or prior to the dividend payment date immediately preceding the conversion date (other than previously declared dividends on our convertible preferred stock payable to holders of record as of a prior date), provided that we are then legally permitted to pay such dividends. The amount payable in respect of such dividends will be paid in cash, shares of common stock (or publicly traded common stock of the acquiror (as defined below), if applicable) or a combination thereof in accordance with the provisions, including the provisions setting forth the method for valuing our common stock (which shall also apply to any publicly traded common stock of the acquiror), set forth under “— Dividends.”

The foregoing provisions shall only be applicable with respect to conversions effected at any time beginning at the opening of business on the Trading Day immediately following the effective date of such fundamental change and ending at the close of business on the 30th Trading Day immediately following such effective date. In lieu of issuing the number of shares of common stock issuable upon conversion pursuant to the foregoing provisions, we may, at our option, make a cash payment equal to the Market Value determined for the period ending on the effective date for each such share of common stock otherwise issuable upon conversion. Our notice of fundamental change will indicate if we will issue stock

Description of convertible preferred stock

or pay cash upon conversion and whether accumulated and unpaid dividends will be paid in cash, shares of common stock or a combination thereof.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(1)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions) other than us or any of our subsidiaries, is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction, of 50% or more of the total voting power of all classes of our voting stock;
(2)	we consolidate with, or merge with or into, another person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) or any person consolidates with or merges with or into us, or we convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person (other than a direct or indirect wholly owned subsidiary of ours), other than:
(a)	any transaction pursuant to which the holders of our capital stock immediately prior to the transaction collectively have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all classes of voting stock of the continuing or surviving person immediately after the transaction; or
(b)	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;
(3)	the first day on which a majority of the members of our board of directors does not consist of “Continuing Directors”;
(4)	we approve a plan of liquidation or dissolution; or
(5)	our common stock ceases to be listed on a national or regional securities exchange or quoted on NASDAQ or an over-the-counter market in the United States.

“Continuing Directors” means (i) individuals who on the date of original issuance of the convertible preferred stock constituted our board of directors or (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office (or a duly constituted committee thereof) who were either directors on the date of original issuance of the convertible preferred stock or whose election or nomination for election was previously so approved.

Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act, except that a person will be deemed to own any securities that such person has a right to acquire, whether such right is exercisable immediately or only after the passage of time. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Notwithstanding the foregoing, a fundamental change will be deemed not to have occurred in the case of a merger or consolidation if (i) at least 90% of the consideration for our common stock (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a United States company traded on a national securities exchange (or which will be so traded when issued or exchanged in connection with such transaction) (“publicly traded common stock”) and (ii) as a result of such transaction or transactions the shares of convertible preferred stock become convertible into such common stock.

Description of convertible preferred stock

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Our obligation to deliver the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

This fundamental change conversion feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change conversion feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change conversion feature is a result of negotiations between us and the underwriters.

DETERMINATION OF THE MAKE-WHOLE PREMIUM

If you elect to convert your shares of convertible preferred stock upon the occurrence of a fundamental change, in certain circumstances, we will increase the Conversion Rate (the “make-whole premium”) by reference to the table below.

We must give notice to all holders and to the conversion agent no later than the date of such fundamental change. Holders may surrender their shares of convertible preferred stock for conversion at the increased Conversion Rate only with respect to shares surrendered for conversion from and after the opening of business on the Trading Day immediately following the effective date of such fundamental change until the close of business on the 30th Trading Day following such effective date.

The increase in the Conversion Rate will be determined by reference to the table below, based on the date on which the fundamental change becomes effective (the “effective date”) and the stock price (as defined below). If holders of our common stock receive only cash in the transaction constituting a fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the Closing Sale Prices of our common stock on the five Trading Days prior to but not including the effective date of the transaction constituting a fundamental change.

The following table sets forth the stock price paid, or deemed paid, per share of our common stock in a transaction that constitutes the fundamental change, the effective date and the make-whole premium (expressed as the number of additional shares of common stock that will be added to the Conversion Rate) to be paid upon a conversion in connection with a fundamental change:

Stock Price(1)
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$	$
November , 2010
December 15, 2011
December 15, 2012
December 15, 2013 and thereafter

(1)	The stock prices set forth in the table will be adjusted as of any date on which the Conversion Rate of the convertible preferred stock is adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:
➢	whose numerator is the Conversion Rate immediately before the adjustment; and
➢	whose denominator is the adjusted Conversion Rate.

Description of convertible preferred stock

In addition, we will adjust the number of additional shares in the table at the same time, in the same manner in which, and for the same events for which, we must adjust the Conversion Rate as described under “— Conversion Rate Adjustment.”

The exact stock price and effective date may not be set forth on the table, in which case:

➢	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;
➢	if the stock price is in excess of $ per share (subject to adjustment in the same manner as the stock price) no make-whole premium will be paid, and
➢	if the stock price is less than or equal to $ per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

BOOK-ENTRY, DELIVERY AND FORM

We will initially issue the convertible preferred stock in the form of one or more global securities. The global securities will be deposited with, or on behalf of, the Depository and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Shares of convertible preferred stock that are issued as described below under “— Certificated convertible preferred stock” will be issued in definitive form. Upon the transfer of convertible preferred stock in definitive form, such convertible preferred stock will, unless the global securities have previously been exchanged for convertible preferred stock in definitive form, be exchanged for an interest in the global securities representing the liquidation preference of convertible preferred stock being transferred.

The Depositary has advised us as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“direct participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by the Depositary, upon the deposit of the global securities with, or on behalf of, the Depositary, the Depositary will credit, on its book-entry registration and transfer system, the liquidation preference of the convertible preferred stock represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters of such convertible preferred stock. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of

Description of convertible preferred stock

beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) and such participants and indirect participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

To facilitate subsequent transfers, all convertible preferred stock deposited by direct participants with the Depositary are registered in the name of its nominee. The deposit of convertible preferred stock with the Depositary and its registration in the name of the Depositary’s nominee do not effect any change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the convertible preferred stock; the Depositary’s records reflect only the identity of the direct participants to whose accounts such convertible preferred stock is credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Purchases of convertible preferred stock under the Depositary system must be made by or through direct participants, which will receive a credit for the shares on the Depositary’s records. The ownership interest of each actual purchaser of each share is in turn to be recorded on the direct and indirect Participants’ records. Beneficial owners will not receive written confirmation from the Depositary of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the convertible preferred stock are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners.

So long as the Depositary, or its nominee, is the registered holder and owner of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the convertible preferred stock evidenced by the global certificates for all purposes of such convertible preferred stock and the certificate of designation. Except as set forth below, as an owner of a beneficial interest in the global certificates, you will not be entitled to have the convertible preferred stock represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated convertible preferred stock in definitive form and will not be considered to be the owner or holder of any convertible preferred stock under the global securities. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

All payments on convertible preferred stock represented by the global securities registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the global securities.

We expect that the Depositary or its nominee, upon receipt of any payment on the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the liquidation preference of the global securities as shown on the records of the Depositary or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interest in the global securities held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global

Description of convertible preferred stock

securities for any convertible preferred stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or indirect participants, or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants or indirect participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants or indirect participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the transfer agent will have any responsibility or liability for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning the Depositary and its book-entry system has been obtained from sources that we believe to reliable, but we take no responsibility for its accuracy.

CERTIFICATED CONVERTIBLE PREFERRED STOCK

Subject to certain conditions, the convertible preferred stock represented by the global securities is exchangeable for certificated convertible preferred stock in definitive form of like tenor as such convertible preferred stock if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global securities or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor is not appointed within 90 days or (2) we, in our discretion, at any time determine not to have all of the convertible preferred stock represented by the global securities. Any convertible preferred stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated convertible preferred stock issuable for such number of shares and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities representing the same aggregate number of shares and registered in the name of the Depositary or its nominee.

Bermuda tax considerations

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the convertible preferred stock or common stock or on any payments made thereunder.

Certain United States tax considerations

The following is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership, disposition and conversion of the convertible preferred stock and the ownership and disposition of any common stock received as dividends on the convertible preferred stock or upon conversion of the convertible preferred stock. The following summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of convertible preferred stock, or with any tax consequences arising under the laws of any state, local or foreign jurisdiction. This summary also does not address tax consequences that may be applicable to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other pass-through entities or holders of interests therein, persons that own (actually or constructively, including by reason of owning convertible preferred stock) 10% or more of the total combined voting power or value of our stock, dealers in securities or commodities, regulated investment companies, persons liable for the alternative minimum tax, U.S. expatriates and former long-term U.S. residents, U.S. holders whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold our convertible preferred stock or common stock as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction, or persons deemed to sell convertible preferred stock under the constructive sale provisions of the Code. This summary is limited to taxpayers who will hold our convertible preferred stock and any common stock received in respect thereof as “capital assets” (generally, property held for investment). Other than as addressed under the heading “Consequences to Non-U.S. Holders of Convertible Preferred Stock or Common Stock,” this summary has limited applicability to non-U.S. holders.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our convertible preferred stock or common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering the purchase of our convertible preferred stock, you should consult your tax adviser.

Each potential investor should consult with its own tax adviser as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership, conversion and disposition of our convertible preferred stock and common stock.

CONSEQUENCES TO U.S. HOLDERS OF CONVERTIBLE PREFERRED STOCK OR COMMON STOCK

The discussion in this section is addressed to a holder of our convertible preferred stock and any common stock received in respect thereof that is a U.S. holder for federal income tax purposes. You are a U.S. holder if you are a beneficial owner of convertible preferred stock or common stock and you are, for U.S. federal income tax purposes:

➢	an individual citizen or resident of the United States;
➢	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
➢	an estate whose income is subject to U.S. federal income tax regardless of its source; or

Certain United States tax considerations

➢	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) certain circumstances apply and the trust has validly elected to be treated as a United States person.

Classification as a Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year for which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of “passive income,” in each case taking into account certain look-through rules applicable to subsidiaries at least 25% of the stock of which is owned directly or indirectly by the non-U.S. entity. Based on the current and expected composition of our assets and income (and that of our subsidiaries), we believe that we are not and do not expect to become a PFIC. However, the test is applied on a yearly basis and there is no assurance that we are not, or will not become, a PFIC. If we were considered a PFIC, U.S. holders would face adverse tax consequences. You are encouraged to consult your tax advisor regarding the potential application of the PFIC rules. The remainder of this discussion assumes that we are not a PFIC.

Dividends

Distributions with respect to our convertible preferred stock and our common stock (other than certain stock distributions on our common stock) will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of distributions with respect to our convertible preferred stock or common stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of a U.S. holder’s adjusted tax basis in such convertible preferred stock or common stock, as the case may be, and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions and assuming our common stock continues to be readily tradable on a national securities market, under current law, distributions on our common stock constituting dividends received by non-corporate holders prior to January 1, 2011 generally are subject to the long term capital gain tax rate (currently at a maximum rate of 15%), but absent legislation will become subject to ordinary income tax rates beginning January 1, 2011 (currently scheduled to have a maximum rate of 39.6%). Distributions on our convertible preferred stock constituting dividends are not eligible for the preferred capital gains tax rate and are subject to tax at ordinary income rates (currently at a maximum rate of 35%, but scheduled to increase to a maximum rate of 39.6% for tax periods beginning January 1, 2011). Distributions on our convertible preferred stock and common stock constituting dividend income paid to holders that are U.S. corporations generally will not qualify for the dividends received deduction. A U.S. holder should consult its own tax adviser regarding the availability of the 15% dividend tax rate and the dividends received deduction, as applicable, in the light of its particular circumstances.

Common Stock Distributions on the Convertible Preferred Stock

If the Company pays a distribution on the convertible preferred stock in the form of common stock, such distribution will be taxable for U.S. federal income tax purposes in the same manner as distributions described above under “— Dividends.” The amount of such distribution will equal the fair market value on the distribution date of the common stock distributed to a holder on that date. A holder’s tax basis in such common stock will equal the fair market value of such common stock on the distribution date, and such holder’s holding period for such common stock will begin on the day following the distribution date.

Certain United States tax considerations

Sale or Other Disposition

A. U.S. holder will generally recognize capital gain or loss on a sale or exchange of our convertible preferred stock or common stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to declared and unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and the holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% rate (but that rate is scheduled to increase beginning January 1, 2011). The deductibility of capital losses is subject to limitations.

If, following a fundamental change, a U.S. holder of the convertible preferred stock exercises the option described in “Description of Convertible Preferred Stock — Special Rights Upon a Fundamental Change” and we elect to satisfy the exercise by a payment in cash, the transaction will generally be treated as a redemption for U.S. federal income tax purposes. In the case of a redemption of our convertible preferred stock for cash, a redeemed U.S. holder will generally recognize capital gain or loss if the redemption meets at least one of the following requirements, as determined for federal income tax purposes: (i) the redemption is “not essentially equivalent to a dividend,” (ii) the redemption results in a “complete termination” of the holder’s interest in our stock (preferred and common), or (iii) the redemption is “substantially disproportionate” with respect to the holder of convertible preferred stock. If the redemption satisfies any of these requirements, the redemption will be treated as a sale or exchange of the convertible preferred stock and such holder will recognize capital gain or loss (as described in the preceding paragraph). If the redemption does not satisfy any of these requirements, the holder will be treated as having received a distribution on such stock (in an amount that generally will be equal to the amount of cash received in the redemption) with the general consequences described in “— Dividends” above. In such case, the holder’s tax basis in the convertible preferred stock that is redeemed would be allocated to the holder’s remaining stock, if any, or possibly to stock owned by him constructively if the holder of convertible preferred stock does not continue to own, directly, any of our stock.

Conversion of Convertible Preferred Stock into Common Stock

As a general rule, a U.S. holder will not recognize any gain or loss in respect of the receipt of common stock upon the conversion of our convertible preferred stock other than with respect to any cash received in lieu of a fractional share of common stock. Except to the extent of common stock treated for federal income tax purposes as received in respect of any dividends in arrears, the adjusted tax basis of common stock received on conversion will equal the adjusted tax basis of the convertible preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional shares of common stock exchanged for cash, as described below), and the holding period of such common stock received on conversion will generally include the period during which the convertible preferred stock was held prior to conversion. A U.S. holder of convertible preferred stock may recognize dividend income to the extent there are dividends in arrears on such convertible preferred stock at the time of conversion into common stock even though no common stock is actually issued in respect of such arrearage.

Cash received in lieu of a fractional share of common stock will generally be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

If a U.S. holder exercises its right to convert the convertible preferred stock into shares of common stock after a Record Date but before the Dividend Payment Date, then upon conversion, the U.S. holder generally will be required to pay to us in cash an amount equal to the dividend payable on such shares on that Dividend Payment Date. In this case, the U.S. holder will be entitled to receive the dividend payment

Certain United States tax considerations

on the corresponding Dividend Payment Date. A U.S. holder should consult its own tax advisor with respect to the treatment of such cash payment and the subsequent receipt of such dividend payment.

Adjustment of Conversion Price

The conversion price of the convertible preferred stock is subject to adjustment under certain circumstances. Treasury Regulations promulgated under Section 305 of the Code would treat a U.S. holder of our convertible preferred stock as having received a constructive distribution includable in such U.S. holder’s income in the manner described under “— Dividends,” above, if and to the extent that certain adjustments in the conversion price increase the proportionate interest of the U.S. holder in our earnings and profits. For example, a decrease in the conversion price to reflect a taxable dividend to holders of common stock will generally give rise to a deemed taxable dividend to the holders of convertible preferred stock to the extent of an allocable portion of our current and accumulated earnings and profits. In addition, an adjustment to the conversion price of our convertible preferred stock or a failure to make such an adjustment could potentially give rise to constructive distributions to U.S. holders of our common stock. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the convertible preferred stock, however, generally will not be considered to result in a constructive dividend distribution.

Information Reporting and Backup Withholding on U.S. Holders

Certain U.S. holders will be subject to information reporting with respect to the payment of dividends on our convertible preferred stock or common stock and the payment of proceeds of the sale of our convertible preferred stock, and backup withholding may apply unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund or credit, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a holder who is required to furnish information but does not do so in the proper manner. Holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

New Legislation Relating to Net Investment Income

For taxable years beginning after December 31, 2012, newly-enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gain from the disposition of property, less certain deductions.

Prospective holders should consult their tax advisors with respect to the tax consequences of the new legislation described above.

CONSEQUENCES TO NON-U.S. HOLDERS OF CONVERTIBLE PREFERRED STOCK OR COMMON STOCK

The discussion in this section is addressed to potential holders of our convertible preferred stock and common stock received in respect thereof that are non-U.S. holders. You are a non-U.S. holder if you are a beneficial owner of convertible preferred stock or common stock received in respect thereof and you are not a U.S. holder or an entity treated as a partnership for U.S. federal tax purposes.

Certain United States tax considerations

Subject to certain exceptions, a non-U.S. holder will be subject to U.S. federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, convertible preferred stock or common stock received in respect thereof only if such dividends or gains are effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States. If you are a non-U.S. holder, you should consult your tax adviser about the tax consequences of buying, owning, and selling the convertible preferred stock or common stock received in respect thereof that are applicable to your particular circumstances before investing in the convertible preferred stock.

Underwriting

We are offering the shares of our convertible preferred stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, BNP Paribas Securities Corp. and RBS Securities Inc. are the joint book-running managers of this offering. Subject to the terms and conditions of an underwriting agreement, which we will file as an exhibit to Form 8-K following the pricing of this offering, each of the underwriters has severally agreed to purchase the number of shares of convertible preferred stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC
BNP Paribas Securities Corp.
RBS Securities Inc.
Dahlman Rose & Company, LLC
Capital One Southcoast, Inc.
Total	800,000

The underwriting agreement provides that the underwriters’ obligation to purchase our convertible preferred stock depends on a number of conditions contained in the underwriting agreement and that they must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The conditions contained in the underwriting agreement include, but are not limited to, the condition that all the representations and warranties made by us and our affiliates to the underwriters are true, that there has been no material adverse change in our condition and that we deliver to the underwriters customary closing documents.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 120,000 additional shares of our convertible preferred stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above, and we will be obligated, pursuant to the option to sell these shares to the underwriters.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $   per share from the public offering price. Sales of shares made outside the US may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase 120,000 additional shares of our convertible preferred stock.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering and the concurrent Common Stock Offering payable by us, not including the underwriting discounts and commissions, will be approximately $1,000,000.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and our directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 60 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the securities from these lock-up agreements. The restrictions described in this paragraph do not apply to the (i) issuance and sale of the convertible preferred stock by us to the underwriters pursuant to the underwriting agreement, (ii) issuance and sale of the common stock by us to the underwriters in the Common Stock Offering, (iii) issuances of common stock upon the conversion of the 7.25% Preferred Stock or the convertible preferred stock or the exercise of options or warrants as disclosed in or incorporated by reference in the prospectus supplement, (iv) issuance of common stock in connection with the exchange offer (see “Summary — Recent Developments — Exchange Offer”), (v) issuance of employee stock options not exercisable during the lock-up period pursuant to stock option plans as disclosed in, or incorporated by reference to, this prospectus supplement, (vi) issuance of common stock to our independent directors pursuant to the 2006 Long-Term Incentive Plan of our subsidiary, Energy XXI Services, LLC, (vii) issuance of up to 500,000 shares of common stock pursuant to the Employee Stock Purchase Plan of Energy XXI Services, LLC and (viii) sales pursuant to existing trading plans established under Rule 10b5-1 of the Exchange Act.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

MARKET LISTING

Our common stock is listed on the NASDAQ and on the AIM under the trading symbol “EXXI.” The convertible preferred stock will not be listed on a public stock exchange and will trade OTC.

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our convertible preferred stock, including:

➢	stabilizing transactions;
➢	short sales;
➢	purchases to cover positions created by short sales;

Underwriting

➢	imposition of penalty bids; and
➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our convertible preferred stock while this offering is in progress. These transactions may also include executing short sales of our convertible preferred stock or our common stock, which involve the sale by the underwriters of a greater number of shares of our convertible preferred stock or our common stock than they are required to purchase in this offering, and purchasing shares of our convertible preferred stock or our common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the convertible preferred stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our convertible preferred stock or our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to the Company or its subsidiaries including as parties to the EGC’s credit agreement, for which they have in the past received, and may currently or in the future receive, customary fees and expenses. Affiliates of UBS Securities LLC, BNP Paribas Securities Corp., RBS Securities Inc. and Capital One Southcoast, Inc. are lenders and agents under EGC’s revolving credit facility and will receive a portion of the proceeds from this offering.

Notice to investors

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to investors

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to investors

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1)	to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;
(2)	where no consideration is given for the transfer; or
(3)	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Legal matters

Certain legal matters in connection with the convertible preferred stock offered hereby will be passed upon by Vinson & Elkins L.L.P., Houston, Texas and Appleby, Bermuda, for the Company and by Baker Botts LLP, Houston, Texas, and Conyers, Dill & Pearman, Bermuda, for the underwriters.

Experts

The consolidated financial statements of Energy XXI (Bermuda) Limited as of June 30, 2010 and 2009, and for each of the three fiscal years in the period ended June 30, 2010 incorporated herein by reference, and the effectiveness of Energy XXI (Bermuda) Limited’s internal control over financial reporting as of June 30, 2010 have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their reports thereon and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the oil and gas properties purchased by Energy XXI, Inc., an indirect wholly owned subsidiary of Energy XXI (Bermuda) Limited, from MitEnergy Upstream, LLC for each of the fiscal twelve month periods in the three-year period ended June 30, 2009, incorporated by reference into this prospectus supplement have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report thereon and are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information included in or incorporated by reference into this prospectus supplement regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of our proved reserves and present values of proved reserves as of June 30, 2010 and prepared by or derived from estimates prepared by Netherland Sewell & Associates, Inc., an independent petroleum engineering consultant. These estimates are aggregated and the sums are included in or incorporated by reference into this prospectus supplement in reliance upon the authority of the firms as experts in these matters.

PROSPECTUS

Energy XXI (Bermuda) Limited
Common Stock
Preferred Stock
Warrants
Rights
Depositary Shares
Units
Guarantees of Debt Securities

Energy XXI Gulf Coast, Inc.
Debt Securities
Warrants
Rights
Units

Energy XXI (Bermuda) Limited (“Energy XXI”) may, in one or more offerings, offer and sell, from time to time, its common stock, $0.005 par value per share, its preferred stock, $0.001 par value per share, and depositary shares.

Energy XXI Gulf Coast, Inc. (“Gulf Coast”) may, in one or more offerings, offer and sell, from time to time, its debt securities, which will be fully and unconditionally guaranteed by Energy XXI and may be so guaranteed by one or more of Energy XXI’s subsidiaries.

Additionally, we may, in one or more offerings, offer and sell, from time to time, the following securities: (i) warrants to purchase any of the other securities that may be sold under this prospectus; (ii) rights to purchase Energy XXI’s common stock, Energy XXI’s preferred stock and/or the debt securities of Gulf Coast; and (iii) units consisting of one or more classes of the securities described above.

We will offer the securities in amounts, at prices and on terms to be determined by market conditions and other factors at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities that we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities, and also may add, update or change the information contained in this prospectus. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Investing in our securities involves risks. You should carefully consider the risk factors described under “Risk Factors” beginning on page 13 of this prospectus and in the applicable prospectus supplement or any of the documents we incorporate by reference before you make an investment in our securities.

Energy XXI’s common stock is traded on The NASDAQ Capital Market (the “NASDAQ”) and on the London Stock Exchange Alternative Investment Market (the “AIM”) under the symbol “EXXI.” The last reported sales price of Energy XXI’s common stock on the NASDAQ on March 25, 2010 was $17.87 per share. We will provide information in the prospectus supplement for the trading market, if any, for any debt securities Gulf Coast may offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 26, 2010.

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This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the “SEC” or “Commission.” In making your investment decision, you should rely only on the information contained in this prospectus, any prospectus supplement and the documents that we incorporate by reference. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained in this prospectus or any prospectus supplement, as well as the information that we have previously filed with the SEC that is incorporated by reference into this prospectus or any prospectus supplement, is accurate as of any date other than the date of such document.

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About This Prospectus

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus generally describes Energy XXI and the securities that we may offer. Each time we sell securities with this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. Before you invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.” To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” and any additional information that you may need to make your investment decision.

Unless the context requires otherwise, all references in this prospectus to “we,” “us” and “our” refer to Energy XXI and its subsidiaries, except that those terms, when used in this prospectus in connection with the common stock, preferred stock and depositary shares described herein, shall mean Energy XXI, and when used in connection with the debt securities described herein, shall mean Gulf Coast.

Where You Can Find More Information

We have filed a registration statement with the SEC under the Securities Act that registers the offer and sale of the securities covered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

Energy XXI is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

Energy XXI also make available free of charge on its Internet website at http://www.energyxxi.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on Energy XXI’s website is not incorporated by reference into this prospectus and you should not consider information contained on its website as part of this prospectus.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information furnished and not filed with the SEC), including all such documents that we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, until all offerings under this registration statement are completed:

➢	Annual Report of Energy XXI on Form 10-K, as amended, for the fiscal year ended June 30, 2009 as filed with the SEC on September 4, 2009;
➢	Quarterly Report of Energy XXI on Form 10-Q for the quarterly period ended September 30, 2009 as filed with the SEC on November 3, 2009;
➢	Current Reports of Energy XXI on Form 8-K and Form 8-K/A as filed with the SEC on September 4, 2009 (Items 8.01 and 9.01), September 18, 2009, September 21, 2009, September 23, 2009, September 23, 2009, September 24, 2009, October 5, 2009, October 8, 2009, October 13, 2009, October 13, 2009, October 15, 2009, October 19, 2009, October 21, 2009, October 28, 2009, October 29, 2009, November 3, 2009, November 12, 2009, November 19, 2009, November 23, 2009, November 24, 2009, December 1, 2009, December 2, 2009, December 7, 2009, December 11, 2009, December 15, 2009, December 15, 2009, December 15, 2009, December 23, 2009, December 29, 2009, January 11, 2010, January 29, 2010, February 2, 2010, February 10, 2010, February 18, 2010 and February 25, 2010; and
➢	Description of Energy XXI’s capital stock contained in its registration statement on Form 8-A filed with the SEC on July 30, 2007 (File No. 001-33628) under Section 12(b) of the Exchange Act.

Where You Can Find More Information

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Energy XXI (Bermuda) Limited
Attention: Bo Boyd
1021 Main, Suite 2626,
Houston, Texas 77002
(713) 351-3000

Cautionary Statement Regarding Forward-Looking Statements

The statements contained in this report, other than statements of historical fact, constitute forward-looking statements. Such statements include, without limitation, all statements as to the production of oil and gas, product prices, oil and gas reserves, drilling and completion results, capital expenditures and other such matters. These statements relate to events and/or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements or the industry in which we operate to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under the section entitled “Risk Factors” and those described elsewhere in this report.

In some cases, you can identify forward-looking statements by our use of terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Factors that could affect our actual results and could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the following:

➢	our business strategy;
➢	our financial position;
➢	the extent to which we are leveraged
➢	our cash flow and liquidity;
➢	declines in the prices we receive for our oil and gas affecting our operating results and cash flows;
➢	economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;
➢	uncertainties in estimating our oil and gas reserves;
➢	replacing our oil and gas reserves;
➢	uncertainties in exploring for and producing oil and gas;
➢	our inability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;
➢	availability of drilling and production equipment and field service providers;
➢	disruption of operations and damages due to hurricanes or tropical storms;
➢	availability, cost and adequacy of insurance coverage;
➢	competition in the oil and gas industry;
➢	our inability to retain and attract key personnel;
➢	the effects of government regulation and permitting and other legal requirements; and
➢	potential costs associated with maintaining compliance with those regulations promulgated by the U.S. Minerals Management Services.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor

Cautionary Statement Regarding Forward-Looking Statements

any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this report to conform prior statements to actual results.

About ENERGY XXI (BERMUDA) LIMITED
and ENERGY XXI GULF COAST, INC.

Energy XXI is a publicly traded Bermuda exempted company that focuses on oil and natural gas exploration and production in the U.S. Gulf Coast and the Gulf of Mexico. Gulf Coast is an indirect wholly-owned subsidiary of Energy XXI that owns the operating subsidiaries of Energy XXI.

Occasionally, in this prospectus, we refer to Energy XXI as the “Guarantor.” The Guarantor will unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus.

We are an independent oil and natural gas exploration and production company with operations focused in the U.S. Gulf Coast and the Gulf of Mexico. Our business strategy includes: (i) acquiring oil and gas properties; (ii) exploiting our core assets to enhance production and ultimate recovery of reserves; and (iii) utilizing a small portion of our capital program to explore the ultra-deep shelf for potential quantities of oil and gas. As of June 30, 2009, our estimated net proved reserves were 53.1 million BOE, of which 58% was oil and 64% was proved developed.

Energy XXI’s principal executive offices are located at Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda, and its telephone number at that location is (441) 295-2244.

Gulf Coast’s principal executive offices are located at 1021 Main, Suite 2626, Houston, Texas 77002, and the telephone at that location is (713) 351-3000.

Risk Factors

An investment in our securities involves risks. Before you invest in our securities, you should carefully consider the risk factors included in our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q, our current reports on Form 8-K and those that may be included in the applicable prospectus supplement, as well as risks described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and cautionary notes regarding forward-looking statements included or incorporated by reference herein, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference.

If any of these risks were to materialize, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, our ability to make distributions to our shareholders or pay interest on, or the principal of, any debt securities, may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

Use of Proceeds

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

Use of Proceeds

Ratio of Earnings To Fixed Charges

The following table sets forth the ratio of consolidated earnings to fixed charges for Energy XXI for each of the periods presented:

	July 25, 2005 to June 30,	Fiscal Year Ended June 30,				Six Months Ended December 31,
	2006	2007	2008	2009		2009
Ratio of earnings to fixed charges	2.09x	1.61x	1.40x	—	(1)	1.42x

(1)	Earnings for the fiscal year ended June 30, 2009 were insufficient to cover fixed charges and preferred security dividends by approximately $594 million due principally to a non-cash charge of approximately $577 million associated with a ceiling test write down for such period.

For purposes of calculating the ratio of earnings to fixed charges and preferred security dividends:

➢	“fixed charges” represent interest expense and amortization of deferred financing fee and original discount and preferred security dividend requirements; and
➢	preferred security dividends “earnings” is defined as pre-tax income (loss) plus fixed charges, less preferred security dividends.

The following table sets forth the ratio of consolidated earnings to fixed charges for Gulf Coast for each of the periods presented:

	February 7, 2006 to June 30,	Fiscal Year Ended June 30,				Six Months Ended December 31,
	2006	2007	2008	2009		2009
Ratio of earnings to fixed charges	1.60x	1.70x	1.45x	—	(1)	1.34x

(1)	Earnings for fiscal year ended June 30, 2009 were insufficient to cover fixed charges by approximately $604 million due principally to a non-cash charge of approximately $577 million associated with a ceiling test write down for such period.

For purposes of calculating the ratio of earnings to fixed charges:

➢	“fixed charges” represent interest expense and amortization of deferred financing fees; and
➢	“earnings” represent the charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges.

Description of Debt Securities

References in this “Description of the Debt Securities” to “we,” “us” and “our” mean Gulf Coast, and references to the “Subsidiary Guarantors” are to any of Energy XXI’s subsidiaries that guarantee any of the debt securities. References in this prospectus to an “Indenture” refer to the particular Indenture under which we issue a series of debt securities.

The following description sets forth the general terms and provisions that apply to the debt securities. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement.

We will issue our senior debt securities under an Indenture, among us, as issuer, Energy XXI, as Guarantor, Energy XXI’s subsidiaries party thereto, and a trustee to be determined. The term “Trustee” as used in this prospectus refers to the trustee under a particular Indenture. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We, the Trustee, the Guarantor, and any Subsidiary Guarantors may enter into supplements to the Indenture from time to time. The debt securities will be either senior debt securities or subordinated debt securities of Gulf Coast. If we decide to issue subordinated debt securities, we will issue them under a separate Indenture containing subordination provisions.

Neither Indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the senior Indenture and form of subordinated Indenture filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities.

General

Any series of debt securities that we issue:

➢	will be our general obligations;
➢	will be guaranteed by Energy XXI and may be guaranteed by the Subsidiary Guarantors, and when so guaranteed, will be each guarantor’s general obligations; and
➢	may be subordinated to our Senior Indebtedness, and any guarantees of Energy XXI and the Subsidiary Guarantors will be subordinated to their Senior Indebtedness.

The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

Specific Terms of Each Series of Debt Securities to be Described in the Prospectus Supplement

We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of our board of directors, accompanied by an officers’ certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

➢	the form and title of the debt securities;
➢	the total principal amount of the debt securities;

Description of Debt Securities

➢	the date or dates on which the debt securities may be issued;
➢	whether the debt securities are senior or subordinated debt securities;
➢	the currency or currencies in which principal and interest will be paid, if not in U.S. dollars;
➢	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;
➢	the dates on which the principal and premium, if any, of the debt securities will be payable;
➢	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;
➢	any conversion or exchange provisions;
➢	any optional redemption provisions;
➢	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;
➢	whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;
➢	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;
➢	any changes to or additional events of default or covenants;
➢	the subordination, if any, of the debt securities and any changes to the subordination provisions of the subordinated Indenture; and
➢	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement also will describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

➢	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;
➢	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;
➢	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and
➢	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, debt securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Description of Debt Securities

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

The Parent Guarantee

Our payment obligations under any series of debt securities will be fully and unconditionally guaranteed by Energy XXI, which will execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any guarantee by Energy XXI.

Energy XXI’s guarantee of any series of the senior debt securities will be Energy XXI’s unsecured and unsubordinated general obligation, and will rank on a parity with all of Energy XXI’s other unsecured and unsubordinated indebtedness. With respect to a series of subordinated debt securities, its guarantee will be subordinated to the senior debt of Energy XXI to substantially the same extent as the series of subordinated debt securities is subordinated to our senior debt. See “—Subordination.”

The Subsidiary Guarantees

Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors. If a series of debt securities is so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors. If a series of debt securities is guaranteed by the Subsidiary Guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the Subsidiary Guarantors will be subordinated to the Senior Indebtedness of the Subsidiary Guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. See “—Subordination.”

Limitations on Guarantees; Releases

The obligations of each of the Guarantor and the Subsidiary Guarantors under its guarantee of the debt securities will be limited to the maximum amount that will not result in its obligations under its guarantee constituting a fraudulent conveyance or fraudulent transfer under Federal or state law, after giving effect to:

➢	all other contingent and fixed liabilities of the guarantor; and
➢	any collections from or payments made by or on behalf of any other guarantors in respect of its obligations under its guarantee.

The guarantee of the Guarantor or any Subsidiary Guarantors may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the Indenture, and to the extent not otherwise prohibited by the Indenture, the Guarantor or a Subsidiary Guarantor will be unconditionally released and discharged from its guarantee:

➢	in the case of a Subsidiary Guarantor, automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;
➢	in the case of a Subsidiary Guarantor, automatically upon the merger of the Subsidiary Guarantor into us, the Guarantor or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor;
➢	in the case of the Guarantor, automatically upon the merger of the Guarantor into us or any Subsidiary Guarantor, or the liquidation or dissolution of the Guarantor; or

Description of Debt Securities

➢	in the case of the Guarantor or a Subsidiary Guarantor, following delivery of a written notice by us to the Trustee, upon the release of all guarantees by the Guarantor or the Subsidiary Guarantor of any debt of ours for borrowed money or for a guarantee thereof, except for any series of debt securities.

Specific Covenants

The Indenture contains the following covenants for the benefit of the holders of all series of debt securities:

Reports

So long as any debt securities are outstanding, Energy XXI will:

➢	for as long as it is required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it is required to file with the SEC, copies of the annual report and of the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act;
➢	if it is not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it would have been required to file with the SEC, financial statements and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what it would have been required to file with the SEC had it been subject to the reporting requirements of the Exchange Act, unless the SEC will not accept such a filing; and
➢	if it is required to furnish annual or quarterly reports to its unitholders pursuant to the Exchange Act, file with the Trustee any annual report or other reports sent to unitholders generally.

Consolidation, Merger or Sale

We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, except in accordance with the provisions of our partnership agreement, and unless:

➢	we are the surviving Person in the case of a merger, or the surviving Person:
➢	is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia; and
➢	expressly assumes, by supplemental indenture in form satisfactory to the Trustee, all the obligations under the Indenture and the debt securities to be performed or observed by us;
➢	immediately after giving effect to the transaction or series of transactions, no Default or Event of Default would occur or be continuing;
➢	if we are not the surviving Person, then each of the Guarantor and any Subsidiary Guarantor, unless it is the Person with which we have consummated a transaction under this provision, shall have confirmed that its guarantee of the notes shall continue to apply to the obligations under the debt securities and the Indenture; and
➢	we have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the Indenture.

Thereafter, the surviving Person will be substituted for us under the Indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the Indenture and the debt securities.

Description of Debt Securities

A series of debt securities may contain additional financial and other covenants. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Default

Events of Default

Each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

➢	default in any payment of interest on any debt securities of that series when due that continues for 30 days;
➢	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;
➢	default in the payment of any sinking fund payment on any debt securities of that series when due;
➢	failure by us or the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, by such Subsidiary Guarantor to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;
➢	certain events of bankruptcy, insolvency or reorganization of us or the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, of such Subsidiary Guarantor;
➢	the guarantee of the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, any of the guarantees:
➢	ceases to be in full force and effect, except as otherwise provided in the Indenture; or
➢	is declared null and void in a judicial proceeding; or
➢	the Guarantor or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

Exercise of Remedies

If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and the Guarantor and, if the series of debt securities is guaranteed by any Subsidiary Guarantor, any such Subsidiary Guarantor, of the default and such default is not cured or waived within 60 days after receipt of notice.

If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

Description of Debt Securities

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series but only if:

➢	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and
➢	all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that has become due solely by the declaration of acceleration.

The Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium, if any, or interest when due on its debt securities, unless:

➢	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;
➢	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;
➢	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;
➢	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and
➢	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

➢	conflicts with law;
➢	the Trustee determines is unduly prejudicial to the rights of any other holder; or
➢	would involve the Trustee in personal liability.

Notice of an Event of Default

Within 30 days after the occurrence of any Default (meaning an event that is, or after the notice or passage of time would be, an Event of Default,) or Event of Default, we are required to give an officers’ certificate to the Trustee specifying the Default or Event of Default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate indicating that we have complied with all covenants contained in the Indenture or whether any Default or Event of Default has occurred during the previous year.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Default by the later of 90 days after the Default occurs or 30 days after the Trustee knows of the Default. Except in the case of a Default in the payment of principal, premium, if any, or interest

Description of Debt Securities

with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

We may amend the Indenture without the consent of any holder of debt securities to:

➢	cure any ambiguity, omission, defect or inconsistency;
➢	provide for the assumption by a successor of our obligations under the Indenture;
➢	add any Subsidiary Guarantor with respect to the debt securities;
➢	change or eliminate any restriction on the payment of principal of, or premium, if any, on, any debt securities;
➢	add covenants for the benefit of the holders or surrender any right or power conferred upon us, the Guarantor, or any Subsidiary Guarantor;
➢	make any change that does not adversely affect the rights of any holder;
➢	add or appoint a successor or separate Trustee;
➢	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or
➢	establish the form or terms of debt securities of any series to be issued under the Indenture.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

➢	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;
➢	reduce the rate of or extend the time for payment of interest on any debt securities;
➢	reduce the principal of or extend the stated maturity of any debt securities;
➢	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;
➢	make any debt securities payable in other than U.S. dollars;
➢	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;
➢	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;
➢	release any security that has been granted in respect of the debt securities, other than in accordance with the Indenture;
➢	make any change in the amendment provisions that require each holder’s consent;
➢	make any change in the waiver provisions; or
➢	except as provided in the Indenture, release the Guarantor, or any Subsidiary Guarantor, or modify the guarantee of the Guarantor or any Subsidiary Guarantor in any manner adverse to the holders.

Description of Debt Securities

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture requiring the consent of the holders becomes effective, we are required to mail to all holders of each series affected by it a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

➢	compliance by us, the Guarantor or any Subsidiary Guarantor, with certain restrictive provisions of the Indenture; and
➢	any past Default or Event of Default under the Indenture

except that such majority of holders may not waive a default:

➢	in the payment of principal, premium or interest; or
➢	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate certain specified obligations, including our obligations:

➢	relating to the defeasance trust;
➢	to register the transfer or exchange of the debt securities;
➢	to replace mutilated, destroyed, lost or stolen debt securities; or
➢	to maintain a registrar and paying agent in respect of the debt securities.

If we exercise our legal defeasance option, any guarantee will terminate with respect to that series of debt securities.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under:

➢	covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement;
➢	the bankruptcy provisions with respect to the Guarantor and any Subsidiary Guarantor; and
➢	the guarantee provision described under “—Events of Default, Remedies and Notices—Events of Default” above with respect to a series of debt securities, if applicable, and any Event of Default that is added specifically for such series and described in a prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to the Guarantor and any Subsidiary Guarantor) or sixth bullet points under “—Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

Description of Debt Securities

In order to exercise either defeasance option, we must:

➢	irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or stated maturity, as the case may be;
➢	comply with certain other conditions, including that no Default has occurred and is continuing after the deposit in trust; and
➢	deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

In addition, we may discharge all our obligations under the Indenture with respect to the debt securities of a particular series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we either:

➢	deliver all outstanding debt securities of that series to the Trustee for cancellation; or
➢	all debt securities of that series not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point we have irrevocably deposited with the Trustee in trust an amount of cash sufficient to pay the entire indebtedness of the debt securities of that series, including interest and premium, if any, to the stated maturity or applicable redemption date.

Subordination

Debt securities of a series may be subordinated to our “Senior Indebtedness,” which we define generally to include any obligation created or assumed by us for the repayment of borrowed money and any guarantee thereof, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities or to other obligations which are pari passu with or subordinated to the debt securities. Subordinated debt securities and the related guarantees will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of the Guarantor and, if applicable, any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of ours or the Guarantor or, if applicable, a Subsidiary Guarantor will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or the Guarantor’s or, if applicable to any series of outstanding debt securities, a Subsidiary Guarantor’s assets, to creditors:

➢	upon a liquidation or dissolution of us or the Guarantor or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or
➢	in a bankruptcy, receivership or similar proceeding relating to us or the Guarantor or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the

Description of Debt Securities

holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

➢	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;
➢	make any deposit for the purpose of defeasance or discharge of the subordinated debt securities; or
➢	repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation, unless, in either case:

➢	the default has been cured or waived and any declaration of acceleration has been rescinded;
➢	the Senior Indebtedness has been paid in full in cash; or
➢	we and the Trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

➢	any specified issue of Senior Indebtedness of at least $100 million; and
➢	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

➢	by written notice from the person or persons who gave the Blockage Notice;
➢	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or
➢	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

Description of Debt Securities

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

➢	a limited-purpose trust company organized under the New York Banking Law;
➢	a “banking organization” within the meaning of the New York Banking Law;
➢	a member of the United States Federal Reserve System;
➢	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and
➢	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of its participants and by the New York Stock Exchange, Inc., NYSE Alternext US LLC and the Financial Industry Regulatory Authority, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Description of Debt Securities

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

➢	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or
➢	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

The Trustee

We may appoint a separate trustee for any series of debt securities. We use the term “Trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Description of Capital Stock

Our authorized capital stock is 202,500,000 shares. Those shares consist of: (1) 2,500,000 shares of preferred stock, par value $0.001 per share, 1,100,000 of which are outstanding; and (2) 200,000,000 shares of common stock, par value $0.005 per share, of which 50,626,389 shares were outstanding as of March 26, 2010. In addition, 3,800,000 shares of common stock were reserved for issuance pursuant to our 2006 Long Term Incentive Plan, of which 807,173 shares had been issued.

Common Stock

This section describes the general terms of our common stock. For more detailed information, you should refer to our Memorandum of Association and our Bye-Laws, copies of which have been filed with the SEC.

Listing

Our outstanding shares of common stock are listed on the NASDAQ and AIM under the symbol “EXXI.” Any additional common stock we issue also will be listed on the NASDAQ.

Dividends

Subject to the rights of any then outstanding shares of preferred stock, the holders of common stock may receive such dividends as our board of directors may declare in its discretion out of legally available funds.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share held of record of common stock has one vote on all matters voted on by our shareholders, including the election of our directors. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

Other Rights

We will notify common stockholders of any stockholders’ meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, holders of our common stock will share equally in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our common stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Preferred Stock

The following description of the terms of our preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in the prospectus supplement, including the following terms:

➢	the series, the number of shares offered and the liquidation value of the preferred stock;

Description of Capital Stock

➢	the price at which the preferred stock will be issued;
➢	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;
➢	the liquidation preference of the preferred stock;
➢	the voting rights of the preferred stock;
➢	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;
➢	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and
➢	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

Our board of directors can, without approval of our stockholders, issue one or more series of preferred stock. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue the shares of preferred stock, to fix the number of shares, and to change the number of shares constituting any series and establish the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of preferred stock, in each case without any further action or vote by our stockholders. Under certain circumstances, preferred stock could restrict dividend payments to holders of our common stock.

Undesignated or “blank check” preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock or any existing preferred stock. For example, any preferred stock issued may rank prior to our common stock or any existing preferred stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock or any existing preferred stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions of our Memorandum of Association and Bye-Laws

The provisions of our Memorandum of Association and Bye-Laws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Description of Capital Stock

Our memorandum of association and bye-laws authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the memorandum of association and bye-laws, such as limitations on shareholder proposals at meetings of shareholders and restrictions on the ability of our shareholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bye-laws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.

These provisions of our memorandum of association and bye-laws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock. Please read “Description of Capital Stock” for additional details concerning the provisions of our memorandum of association and bye-laws.

Limitation of Liability of Officers and Directors

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of us to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act 1981 as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court. However, the Companies Act also states that any provision, whether contained in our bye-laws or in a contract or arrangement between us and the officer or director, indemnifying an officer or director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

Our directors and officers also are covered by directors’ and officers’ insurance policies maintained by us.

Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of us, against any of our officers or directors on account of any action taken by any officer or director, or the failure of any officer or director to take any action in the performance of his or her duties with or for us; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of an officer or a director, or to recover any gain, personal profit or advantage to which an officer or director is not legally entitled.

Transfer Agent and Registrar

Our transfer agent and registrar of the common stock is Continental Stock Transfer & Trust Company.

Description of Warrants

General Description of Warrants

We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of warrants.

Debt Warrants

The prospectus supplement relating to a particular issue of warrants to purchase debt securities will describe the terms of those warrants, including the following:

➢	the title of the warrants;
➢	the offering price for the warrants, if any;
➢	the aggregate number of the warrants;
➢	the designation and terms of the debt securities that may be purchased upon exercise of the warrants;
➢	if applicable, the designation and terms of the debt securities that the warrants are issued with and the number of warrants issued with each debt security;
➢	if applicable, the date from and after which the warrants and any debt securities issued with them will be separately transferable;
➢	the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;
➢	the dates on which the right to exercise the warrants will commence and expire;
➢	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;
➢	whether the warrants represented by the warrant certificates or the debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;
➢	information relating to book-entry procedures, if any;
➢	the currency or currency units in which the offering price, if any, and the exercise price are payable;
➢	if applicable, a discussion of material U.S. federal income tax considerations;
➢	anti-dilution provisions of the warrants, if any;
➢	redemption or call provisions, if any, applicable to the warrants;
➢	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and
➢	any other information we think is important about the warrants.

Description of Warrants

Stock Warrants

The prospectus supplement relating to a particular issue of warrants to purchase common stock or preferred stock will describe the terms of the common stock warrants and preferred stock warrants, including the following:

➢	the title of the warrants;
➢	the offering price for the warrants, if any;
➢	the aggregate number of the warrants;
➢	the designation and terms of the common stock or preferred stock that maybe purchased upon exercise of the warrants;
➢	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;
➢	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;
➢	the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;
➢	the dates on which the right to exercise the warrants commence and expire;
➢	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;
➢	the currency or currency units in which the offering price, if any, and the exercise price are payable;
➢	if applicable, a discussion of material U.S. federal income tax considerations;
➢	anti-dilution provisions of the warrants, if any;
➢	redemption or call provisions, if any, applicable to the warrants;
➢	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and
➢	any other information we think is important about the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock or common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until you exercise your warrants to purchase our debt securities, preferred stock or common stock, you will not have any rights as a holder of our debt securities, preferred stock or common stock, as the case may be, by virtue of your ownership of warrants.

Description of Rights

We may issue rights to purchase debt securities, preferred stock, common stock or other securities. These rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the rights in such offering. In connection with any offering of such rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

Each series of rights will be issued under a separate rights agreement that we will enter into with a bank or trust company, as rights agent, all as set forth in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights and will not assume any obligation or relationship of agency or trust with any holders of rights certificates or beneficial owners of rights. We will file the rights agreement and the rights certificates relating to each series of rights with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of rights.

The applicable prospectus supplement will describe the specific terms of any offering of rights for which this prospectus is being delivered, including the following:

➢	the date of determining the stockholders entitled to the rights distribution;
➢	the number of rights issued or to be issued to each stockholder;
➢	the exercise price payable for each share of debt securities, preferred stock, common stock or other securities upon the exercise of the rights;
➢	the number and terms of the shares of debt securities, preferred stock, common stock or other securities which may be purchased per each right;
➢	the extent to which the rights are transferable;
➢	the date on which the holder’s ability to exercise the rights shall commence, and the date on which the rights shall expire;
➢	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed securities;
➢	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such rights; and
➢	any other terms of the rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the rights.

The description in the applicable prospectus supplement of any rights that we may offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate, which will be filed with the SEC.

Description of Depositary Shares

General

References in this “Description of Depositary Shares” to “we,” “us” and “our” mean Energy XXI.

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do so, we may issue receipts for depositary shares that each represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank depositary. The phrase “bank depositary” means a bank or trust company that meets certain requirements and is selected by us. Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

We have summarized some common provisions of a depositary agreement and the related depositary receipts. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC each time we issue depositary shares, and you should read those documents for provisions that may be important to you.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the bank depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the bank depositary will distribute the property to the record holders of the depositary shares. However, if the bank depositary determines that it is not feasible to make the distribution of property, the bank depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the bank depositary will redeem the depositary shares from the proceeds received by the bank depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the bank depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the bank depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the bank depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The bank depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the bank depositary deems necessary in order to enable the bank depositary to do so. The bank depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Description of Depositary Shares

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the bank depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the bank depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of us and such distribution has been distributed to the holders of depositary shares.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the bank depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be payable by such holders.

Withdrawal of Preferred Stock

Except as may be provided otherwise in the applicable prospectus supplement, upon surrender of depositary receipts at the principal office of the bank depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the bank depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

The bank depositary will forward to holders of depositary shares all reports and communications from us that are delivered to the bank depositary and that we are required to furnish to the holders of the preferred stock.

Neither the bank depositary nor Energy XXI will be liable if we are prevented or delayed by law or any circumstance beyond its control in performing its obligations under the depositary agreement. The obligations of the bank depositary and us under the depositary agreement will be limited to performance in good faith of their respective duties under the depositary agreement, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

The bank depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the bank depositary. Any such resignation or removal will take effect upon the appointment of a successor bank depositary and its acceptance of such appointment. The successor bank depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

Description of Units

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock or preferred stock, warrants or any combination of such securities. In addition, the prospectus supplement relating to units will describe the terms of any units we issue, including as applicable:

➢	the designation and terms of the units and the securities included in the units;
➢	any provision for the issuance, payment, settlement, transfer or exchange of the units;
➢	the date, if any, on and after which the units may be transferable separately;
➢	whether we will apply to have the units traded on a securities exchange or securities quotation system;
➢	any material U.S. federal income tax consequences; and
➢	how, for U.S. federal income tax purposes, the purchase price paid for the units is to be allocated among the component securities.

Plan of Distribution

We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and stockholders, in a rights offering, (3) through agents, (4) at prevailing market prices by us directly or through a designated agent or (5) through a combination of any of these methods. The prospectus supplement will include the following information:

➢	the terms of the offering;
➢	the names of any underwriters or agents;
➢	the name or names of any managing underwriter or underwriters;
➢	the purchase price or initial public offering price of the securities;
➢	the net proceeds to us from the sale of the securities;
➢	any delayed delivery arrangements;
➢	any underwriting discounts, commissions and other items constituting underwriters’ compensation;
➢	any discounts or concessions allowed or reallowed or paid to dealers; and
➢	any commissions paid to agents.

Sale Through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account for resale to the public, either on a firm commitment basis or a best efforts basis. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue

Plan of Distribution

any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In that case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Legal Matters

Our Bermuda legal counsel, Appleby, will pass upon certain legal matters in connection with certain of the offered securities. The validity of issuance of certain of the offered securities and other matters arising under New York or Delaware law are being passed upon by Vinson & Elkins L.L.P., Houston, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

Experts

The consolidated financial statements of Energy XXI (Bermuda) Limited as of June 30, 2009 and 2008, and for each of the three fiscal years in the period ended June 30, 2009 incorporated herein by reference, and the effectiveness of Energy XXI (Bermuda) Limited’s internal control over financial reporting as of June 30, 2009 have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their reports thereon and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the oil and gas properties purchased by Energy XXI, Inc., an indirect wholly owned subsidiary of Energy XXI (Bermuda) Limited, from MitEnergy Upstream, LLC for each of the fiscal twelve month periods in the three-year period ended June 30, 2009, incorporated herein by reference, have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report thereon and are incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Energy XXI Gulf Coast, Inc. as of June 30, 2009 and 2008, and for each of the three fiscal years in the period ended June 30, 2009, incorporated herein by reference, have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report thereon and are incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information incorporated by reference into this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of our proved reserves and present values of proved reserves as of June 30, 2009 and prepared by or derived from estimates prepared by Netherland Sewell & Associates, Inc., an independent petroleum engineering consultant. These estimates are aggregated and the sums are included in or incorporated by reference into this prospectus in reliance upon the authority of the firms as experts in these matters.